AGREEMENT

Agreement (this "Agreement") is dated as of March 14, 2002, by and among **PARKWAY PROPERTIES LP ("PPLP")**, a Delaware limited partnership, and **PARKWAY PROPERTIES, INC. ("PPI")**, a Maryland corporation, each having an address at One Jackson Place, 188 East Capitol Street, Suite 1000, Jackson, Mississippi 39201 (PPI and PPLP are jointly and severally hereinafter collectively referred to as "Seller"), and **CHICAGO OFFICEINVEST, LLC**, a Delaware limited liability company, having an address at 280 Park Avenue, 37th Floor, New York, New York 10017 ("Purchaser").

RECITALS

A.   PPLP is the owner, directly, beneficially and of record of 99.9% of the membership interests in Parkway 233 North Michigan, LLC (the "Company"), a Delaware limited liability company

B.   PPI is the owner, directly, beneficially and of record of 100 shares of common stock, no par value per share, of Parkway 233 North Michigan Manager, Inc. (the "Company Manager"), a Delaware corporation, which is 100% of the authorized, issued and outstanding shares of all stock of the Company Manager;

C.   The Company is the owner of good and marketable fee simple absolute title to the Property (as hereinafter defined);

D.   The Company Manager is the owner of .1% of the membership interests in the Company;

E.   Seller wishes to sell and convey to Purchaser, and Purchaser wishes to purchase from, (i) PPLP 70% of Seller's membership interests in the Company, and (ii) PPI 70 shares of common stock, no par value per share, in the Company Manager; and

F.   Seller wishes to cause the Company to issue to Purchaser, and Purchaser wishes to accept from the Company, 100% of newly issued preferred membership interests in the Company.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by Seller, the parties agree as follows:

Section 1. **Sale and Purchase**.

(a)   Subject to and in accordance with the terms and conditions set forth herein, Seller shall sell, convey, and assign to Purchaser, and Purchaser shall purchase and accept from Seller, the following:

(i)   From PPLP, seventy percent (70%) of PPLP's membership interests in the Company, including, without limitation, PPLP's right to profits, losses and distributions, and the right to participate in the management of the business and affairs of the Company (the "Common Membership Interests"), so that following the Closing (as hereinafter defined) Purchaser shall own sixty-nine and ninety-three hundredths percent (69.93%) of the Common Membership Interests in the Company; and

(ii)   From PPI, 70 shares of common stock, no par value per share, in the Company Manager (the "Shares").

(b)   Subject to and in accordance with the terms and conditions set forth herein, Seller shall cause the Company to authorize and issue to Purchaser at the Closing 100% of newly issued preferred membership interests in the Company, including, without limitation, all profits, losses and distributions associated therewith, and the right to participate in the management of the business and affairs of the Company (the "Preferred Membership Interests").

The items listed in subparagraphs (a)(i), (a)(ii) and (b), inclusive, above are herein collectively called the "Interests". The Interests shall be sold, conveyed, issued and assigned to Purchaser at Closing, free and clear of all liens, claims, easements and encumbrances whatsoever.

Section 2. **Purchase Price; Apportionments**.

(a)   **Purchase Price**. Subject to prorations and adjustments set forth herein, the price for which (I) Seller shall sell, convey, and assign the Interests listed in Sections 1(a)(i) and 1(a)(ii) above to Purchaser and which Purchaser shall pay to Seller is an amount (the "Purchase Price") equal to seventy percent (70%) of (i) $173,500,000, minus (ii) the outstanding principal balance, as of the Closing Date, of that certain mortgage loan in the original principal amount of $106,000,000, evidenced and secured by the First Loan Documents (as hereinafter defined), which Purchase Price shall be paid at Closing as set forth in Section 9(b)(i) below, and (II) Seller shall cause the Company to authorize and issue to Purchaser the Preferred Membership Interests and which Purchaser shall pay to the Company is Twenty-Five Million Dollars ($25,000,000) (the "Preferred Membership Purchase Price"), which amount shall be distributed to Purchaser, Seller and the Company Manager subject to and in accordance with the terms of the Amended and Restated Operating Agreement of the Company to be delivered in accordance with the terms of Section 9(a)(iii) hereof.

(b)   Apportionments.

(i)   The following shall be apportioned between Seller and the Company (it being understood and agreed that for the purposes of adjustments to the Purchase Price 70% of all apportionments for the account of the Company for the period after the Closing Date shall be allocated to Purchaser) as of 11:59 p.m. on the day immediately preceding the Closing Date (the

"Apportionment Date") on the basis of the actual number of days of the month which shall have elapsed as of the Closing Date and based upon a 30 day month and a 360 day year:

(I) rents, fixed rents and additional rents payable pursuant to the Leases (including, without limitation, operating expense escalation payments, real estate tax escalation payments and percentage rent, if any, payable under the Leases) (collectively, "Rents") shall be apportioned in accordance with clause (ii) below;

(II) real estate taxes, sewer rents and taxes, water rates and charges (to the extent not accounted for pursuant to clause (I) above), vault charges and taxes, business improvement district taxes and assessments and any other governmental taxes, charges or assessments levied or assessed against the Property (collectively, "Property Taxes") shall be apportioned in accordance with clause (iii) below;

(III) administrative charges, if any, permitted under the Leases or applicable law, on security deposits held pursuant to the Leases;

(IV) fuel, if any, as estimated by the Company's supplier, at current, together with any sales taxes paid in connection therewith, if any (a letter from the Company's fuel supplier shall be conclusive evidence as to the quantity of fuel on hand and the current cost therefor);

(V) prepaid fees for licenses and other permits issued to the Company;

(VI) any amounts prepaid under the Property Agreements;

(VII) interest under the First Loan Documents;

(VIII) expenses under Property Agreements and Insurance Policies, excluding those Property Agreements and Insurance Policies which Purchaser notified Seller in writing prior to the date hereof that the Company shall not assume after the Closing; and

(IX) seventy percent (70%) of any "Guaranty Fee Refund" as defined in the Tishman Contract (as hereinafter defined) paid on or prior to Closing shall be credited to Purchaser at Closing.

(ii) (I) Monthly base rents (collectively, "Base Rents") under the Leases shall be adjusted and prorated on and if, as and when collected basis. Base Rents collected by the Company after the Closing Date from tenants who owe Base Rents for periods prior to the Closing Date, shall be applied, (A) first, in payment of Base Rents for all periods immediately following the Closing Date; (B) second, in payment of Base Rents for the month in which the Closing Date occurs; and (C) third, in payment of Base Rents for the month immediately preceding the Closing Date.

(II) The Company shall bill tenants owing Base Rents for periods prior to the Closing Date; provided, however, that the Company shall have no obligation to commence any actions or proceedings to collect any such past due Base Rents. Rents collected by the Company after the Closing Date to which Seller is entitled shall be paid to Seller within ten (10) days after receipt thereof by the Company. Seller shall have no right to seek to collect Base Rents delinquent as of the Closing Date which are uncollected.

(III)   With respect to any Lease that provides for the payment of additional or escalation rent based upon (A) a percentage of a tenant's gross sales during a specified annual or other period, or (B) increases in real estate taxes, operating expenses, labor costs, cost of living indices or porter's wages (collectively, "Overage Rent"), such Overage Rent shall be adjusted and prorated on an if, as and when collected basis.

(IV)   The Company shall (A) promptly render bills for any Overage Rent payable for any accounting period that expired prior to the Closing Date, but which is to be paid after the Closing Date; (B) bill tenants for such Overage Rent attributable to an accounting period that expired prior to the Closing Date; and (C) use commercially reasonable efforts in the collection of such Overage Rent; provided, however, that the Company shall have no obligation to commence any actions or proceedings to collect any such Overage Rents. Seller shall have no right to pursue tenants to collect such delinquencies.

(V)   Overage Rent payable for the accounting period in which the Closing Date occurs shall be apportioned between Seller and the Company based upon the ratio that the portion of such accounting period prior to the Closing Date bears to the entire such accounting period. If, prior to the Closing Date, the Company receives any installments of Overage Rent attributable to Overage Rent for periods from and after the Closing Date, such sums shall be apportioned at the Closing Date. If the Company receives any installments of Overage Rent attributable to Overage Rent for periods prior to the Closing Date, such sums (less reasonable collection costs actually incurred by the Company) shall be paid to Seller within ten (10) days after the Company receives payment thereof.

(VI)   Any payment by tenants of Overage Rent shall be applied to Overage Rents then due and payable in the following order of priority: (A) first, in payment of Overage Rents for the periods following the accounting period in which the Closing Date occurs; (B) second, in payment of Overage Rents for the accounting period in which the Closing Date occurs; and (C) third, in payment of Overage Rents for the periods preceding the accounting period in which the Closing Date occurs.

(VII)   To the extent any portion of Overage Rent is required to be paid monthly by tenants on account of estimated amounts for the current period, and at the end of each calendar year (or, if applicable, at the end of each lease year or tax year or any other applicable accounting period), such estimated amounts are to be recalculated based upon the actual expenses, taxes and other relevant factors for that calendar (lease or tax) year, with the appropriate adjustments being made with such tenants, then such portion of the Overage Rent shall be prorated between Seller and the Company on the Closing Date based on such estimated payments (i.e., with (x) Seller entitled to retain all monthly installments of such amounts with respect to periods prior to the calendar month in which the Closing Date occurs, to the extent such amounts are as of the Closing Date estimated to equal the amounts ultimately due to Seller for such periods, (y) the Company entitled to receive all monthly installments of such amounts with respect to periods following the calendar month in which the Closing Date occurs, and (z) Seller and the Company apportioning all monthly installments of such amounts with respect to the calendar month in which the Closing Date occurs). At the time(s) of final calculation and collection from (or refund to) tenants of the amounts in reconciliation of actual Overage Rent for a period for which estimated amounts have been prorated, there shall be a re-proration between Seller and the Company, with the net credit resulting from such re-proration, after accounting for amounts required to be refunded to tenants, being payable to the appropriate party (i.e., to Seller if the recalculated amounts exceed the estimated amounts and to the Company if the recalculated amounts are less than the estimated amounts).

(VIII)   To the extent that any tenant, pursuant to a right contained in an existing tenant lease, conducts an audit respecting any Overage Rent calculation (a "Rent Audit") for an accounting period that expired prior to the Closing Date, or otherwise becomes entitled to a refund of Overage Rent with respect to a period prior to the Closing Date, Seller shall be liable for any refunds due to such tenant or be the recipient of any additional payments due by such tenant as the result of such Rent Audit. The results of any Rent Audit for any other accounting period shall be apportioned in the same manner as Overage Rent. Rent Audits for accounting periods that expire prior to the Closing Date shall be settled by the Company in accordance with the applicable existing tenant Lease.

(IX)   To the extent that any amounts are paid or payable by a tenant under a Lease to the Company in advance of the period to which such expense applies, whether as a one time payment or in installments the Company shall receive a credit therefor to the extent such expense is payable after the Closing.

(X)   To the extent tenants pay items of Rent which are not Base Rents or Overage Rents, such as charges for electricity, steam, water, cleaning, overtime services, sundry charges or other charges of a similar nature (collectively, "Additional Rent"), such rent shall be applied based on the period covered by such Additional Rent charge (i.e., the period the applicable work, utility or service was provided). For any Additional Rent payable for a period that expired prior to the Closing Date, but which shall be paid after the Closing Date, the Company shall pay the entire amount thereof to Seller within ten (10) days after receipt thereof, less any reasonable collection costs actually incurred. The Company shall (A) promptly render bills for any Additional Rent payable for any period that expired prior to the Closing Date, but which is to be paid after the Closing Date; (B) bill tenants for such Additional Rent attributable to a period that expired prior to the Closing Date, on a monthly basis, for a period of ninety (90) days thereafter; and (C) use commercially reasonable efforts in the collection of such Additional Rent; provided, however, that the Company shall have no obligation to commence any actions or proceedings to collect any such Additional Rent. Seller shall have no right to pursue tenants to collect such delinquencies. Additional Rent payable for the period in which the Closing Date occurs shall be apportioned between Seller and the Company based upon the same method used to apportion the underlying expense being billed to such tenant, or if such expense is not being apportioned, then based upon the ratio that the portion of such accounting period prior to the Closing Date bears to the entire such accounting period.

(XI)   To the extent any payment received from a tenant after Closing does not indicate whether the payment is for an item of Base Rent, Overage Rent or Additional Rent, and the same can not be clearly determined from the context of such payment (e.g., it is accompanied by an invoice for an item of Base Rent, Overage Rent or Additional Rent in such amount), then such payment will be applied (x) first to payment of any Base Rent in accordance with paragraphs (I) and (II) above, (y) second to payment of any Additional Rent in accordance with paragraph (X) above, and (z) third to any Overage Rent, in accordance with paragraphs (III)-(IX) above.

(iii)   Seller and Purchaser agree that Seller shall be responsible for all Property Taxes relating to all periods prior to the Closing Date (whenever assessed and whenever due and payable) and the Company shall be responsible for all Property Taxes relating to all periods after the Closing Date, determined on an accrual basis.

(I)   At Closing, the Company shall be entitled to a credit from Seller in an amount equal to the excess, if any, of (x) the sum of (A) all amounts actually collected by the Company prior to the Closing Date from tenants at the Property for Property Taxes payable for the calendar year 2001, and (B) to the extent not included in clause (A) above, estimated Property Taxes payable for the calendar year 2001, less any installments already paid by the Company to the applicable taxing authority (the "2001 Collected Taxes"), over (y) amounts actually held by the lender under the First Loan Documents as of the Closing on account of Property Taxes for the calendar year 2001. To the extent that the Property Taxes actually due and payable for the calendar year 2001 differ from the 2001 Collected Taxes, the parties agree that, within thirty (30) days after receipt by both parties of the 2001 Second Installment Real Estate Tax Bill (the "2001 Tax Bill"), which receipt of the 2001 Tax Bill is expected in October, 2002, Seller and the Company shall make an adjustment with respect thereto to the extent that such adjustment amount is not actually paid by a tenant and/or after deducting amounts due and payable to tenants as a result of tenant overpayments of Property Taxes.

(II)   At Closing, the Company shall be entitled to a credit from Seller in an amount equal to the excess, if any, of (x) the sum of (A) all amounts actually collected by the Company prior to the Closing Date from tenants at the Property for Property Taxes payable for the calendar year 2002, and (B) to the extent not included in clause (A) above, estimated Property Taxes payable for the calendar year 2002, prorated based upon Seller's period of ownership of the Interests (i.e., January 1, 2002 through the Closing Date) (the "2002 Collected Taxes"), over (y) amounts actually held by the lender under the First Loan Documents as of the Closing on account of Property Taxes for the calendar year 2002. To the extent that the Property Taxes actually due and payable for the calendar year 2002, prorated based upon Seller's period of ownership of the Interests (i.e., January 1, 2002 through the Closing Date) (the "2002 Prorated Tax Bill"), differ from the 2002 Collected Taxes, the parties agree that, within thirty (30) days after receipt by both parties of the 2002 Second Installment Real Estate Tax Bill (the "2002 Tax Bill"), which receipt of the 2002 Tax Bill is expected in October, 2003, Seller and the Company shall make an adjustment with respect thereto to the extent that such adjustment amount is not actually paid by a tenant and/or after deducting amounts due and payable to tenants as a result of tenant overpayments of Property Taxes.

(III)   **[INTENTIONALLY BLANK]**

(iv)   If there are water meters at the Property, the unfixed water rates and charges and sewer rents and taxes covered by meters, if any, shall be apportioned (I) on the basis of an actual reading done within thirty (30) days prior to the Apportionment Date, or (II) if such reading has not been made, on the basis of the last available reading. If the apportionment is not based on an actual current reading, then upon the taking of a subsequent actual reading, the parties shall, within thirty (30) business days following notice of the determination of such actual reading, readjust such apportionment and Seller shall deliver to the Company or the Company shall deliver to Seller, as the case may be, the amount determined to be due upon such readjustment.

(v)   Charges for all electricity, steam, gas and other utility services (collectively, "Utilities") shall be billed to Seller up to the Apportionment Date and, from and after the Apportionment Date, all utilities shall be billed to the Company. If any apportionment is not based on an actual current reading, then upon the taking of a subsequent actual reading, the parties shall, within thirty (30) business days following notice of the determination of such actual reading, readjust such apportionment and Seller shall promptly deliver to the Company, or the Company shall promptly deliver to Seller, as the case may be, the amount determined to be due upon such adjustment.

(vi)   The Company (pro rata, 70% by Purchaser, and 30% by Seller) agrees that it shall be responsible for the payment of all Tenant Inducement Costs arising from, relating to or in connection with (I) any renewals, modifications, amendments or expansions of existing Leases or other supplementary agreements relating thereto entered into between the date hereof and the Closing Date, (II) the Clear Channel Lease, the Larry Gordon Lease, the Crescent City Lease and the Burrell Lease (as such terms are hereinafter defined) as more particularly set forth on Schedule "V" annexed hereto and made a part hereof, and (III) any new Leases entered into between the date hereof and the Closing Date, in each case which have been approved (or deemed approved) by Purchaser to the extent required pursuant to the terms hereof; it being understood and agreed that (p) Purchaser shall pay to Seller at the Closing 70% of the amounts set forth on Schedule "V" hereto which Seller has spent prior to the Closing Date hereof (it being understood and agreed that Seller shall provide to Purchaser complete copies of all reasonable documentation to verify all amounts spent), (q) such Tenant Inducement Costs shall be without duplication of any amounts paid pursuant to clause (vii) below, and (r) subject to clauses (p) and (q) above, at Closing Purchaser and Seller shall capitalize the Company pro rata (70% by Purchaser, and 30% by Seller) to pay the remaining amount of such costs. For purposes hereof, the term "Tenant Inducement Costs" shall mean any out-of-pocket payments required under a Lease to be paid by the landlord thereunder to or for the benefit of the tenant thereunder which is in the nature of a tenant inducement or concession, including, without limitation, leasing commissions, tenant improvement costs, design, refurbishment and other work allowances, lease buyout costs, and moving allowances or rent concessions in lieu of Tenant Improvements; provided, however, that "Tenant Inducement Costs" shall not include loss of income resulting from any free rental period (it being agreed that Seller shall bear such loss resulting from any free rental period with respect to the period prior to the Closing Date and that the Company shall bear such loss with respect to the period from and after the Closing Date).

(vii)   In addition to the foregoing matters, Purchaser shall pay to Seller at the Closing seventy percent (70%) of the amounts set forth in items 1, 2, 3 and 4 on Schedule "1" annexed hereto and made a part hereof to reimburse Seller only to the extent that Seller has spent such amounts prior to the Closing Date (it being understood and agreed that Seller shall provide to Purchaser complete copies of all reasonable documentation to verify all amounts spent); it being understood and agreed that (w) to the extent that Seller has not spent such amounts prior to the Closing Date, at the Closing Purchaser and Seller shall capitalize the Company pro rata (70% by Purchaser, and 30% by Seller) to pay the unexpended portions of such amounts, (x) the amounts set forth in items 5 and 6 on Schedule "1" hereto shall not be prorated or adjusted, (y) in connection with the Lender Consent, Purchaser and Seller shall request that a new "Replacement

Reserve" account and TI and Leasing Commission Reserve" account be established in accordance with the terms of the First Loan Documents (except that the monthly tenant improvement and leasing commission reserves be waived in favor of an upfront reserve) to be disbursed to the Company in accordance with the First Loan Documents, and (z) Seller shall be entitled to all funds in such "Replacement Reserves" account and TI and Leasing Commission Reserves" account on or prior to the Closing Date (it being further understood and agreed that after the Closing the Company shall cooperate with Seller to collect such funds and deliver (or assign) to Seller any such funds paid to the Company after the Closing).

(viii)   The Company shall pay (pro rata, 70% by Purchaser, and 30% by Seller) to Purchaser the amount of $750,000, on account of the issuance of the Preferred Membership Interests.

(ix)   Purchaser shall pay to Seller the amount of $600,000, in full satisfaction of (x) Seller's acquisition fee, if any, (y) any and all fees or other compensation due and/or payable to JP MorganChase, now or in the future, on account of the transactions contemplated by this Agreement, and (z) all state and local transfer taxes due and/or payable in connection with the transactions contemplated by this Agreement.

(x)   Seller shall receive a credit from Purchaser at Closing in an amount equal to 70% of the costs of the third-party reports listed on Schedule "VII" annexed hereto and made a part hereof, less Purchaser's costs to update such reports.

(xi)   The Company shall receive a credit from Seller at Closing in an amount equal to the excess, if any, of (x) all credits received by Seller (or the Company) under the Tishman Contract on account of any obligation of the Company for any periods after the Closing, over (y) any amounts paid by Seller on account of such obligations prior to the Closing Date. The parties acknowledge and agree that Seller shall be solely responsible to pay, and shall be solely entitled to receive, any and all amounts due to or from, as the case may be, the seller under the Tishman Contract with respect to re-prorations or re-adjustments under the Tishman Contract which relate to periods prior to the Closing.

(xii)   At or prior to the Closing, Seller shall prepare for Purchaser's review and approval a closing statement which will show the net amount due to Seller, Purchaser or the Company as the result of the adjustments and prorations provided for herein, and such net due amount will be added to or subtracted from the cash balance of the Purchase Price to be paid to Seller at the Closing (it being understood and agreed that 70% of the net due to the Company shall be used for the purposes of adjusting the Purchase Price).

For illustrative purposes only, a putative "sources and uses" schedule reflecting, among other things, the adjustments and prorations provided for herein, capital contributions to the Company by Purchaser and Seller, and the uses of capital contributions and other funds is set forth on Schedule "VI" annexed hereto and made a part hereof.

(c)   **Corrections**. Any errors or omissions in computing apportionments at the Closing shall be corrected promptly after their discovery and the proper party reimbursed. The provisions of this section shall survive the Closing for a period of twelve (12) full calendar months; provided, however, that the terms of Section 2(b)(iii) above shall survive for sixty (60) days following the Company's receipt of the 2002 Tax Bill.

Section 3. **Earnest Money**. Within two (2) business day after the date hereof, Purchaser shall deliver to CHICAGO TITLE INSURANCE COMPANY (the "Title Company"), whose address is 711 Third Avenue, New York, New York 10017, a check or wire transfer of federal funds, the amount of Two Million and 00/100 Dollars ($2,000,000.00) (the "Earnest Money"). The Title Company shall deposit the Earnest Money in one or more segregated interest-bearing account(s) maintained at one or more federally insured bank(s) or savings and loan association(s) in such a manner that the entire Earnest Money and any interest earned thereon is protected by federal deposit insurance. As used in this Agreement, the term "Earnest Money" shall mean and include the $2,000,000 described above, together with all interest earned thereon. If the transaction contemplated by this Agreement is consummated in accordance with the terms and provisions hereof, unless otherwise directed by Purchaser, the Earnest Money shall be returned to Purchaser at Closing. If the transaction is not so consummated, the Earnest Money shall be held and delivered by the Title Company as hereinafter provided. Subject to the satisfaction in all respects of the conditions to Purchaser's obligations to Closing set forth in, and contemplated by, this Agreement (including, without limitation, the conditions set forth in Section 8 and Section 9 hereof), the Earnest Money shall be non-refundable (it being understood and agreed that nothing contained in this sentence shall be in derogation of Purchaser's right to terminate this Agreement in accordance with the terms of this Agreement after the date hereof (and receive the Earnest Money) in accordance with the terms of this Agreement).

Section 4. Delivery of Information by Seller.

(a)   Seller has delivered or caused to be delivered or made available to Purchaser (and Purchaser hereby acknowledges receipt thereof), at Seller's sole cost and expense, the items described below (including the items listed on Exhibit "B" hereto):

(i)   a complete copy of all third-party reports received by the Company, Seller or their affiliates in connection with the Company's acquisition of the Property;

(ii)   a survey of the Land (the "Survey") prepared by a surveyor licensed in the state of Illinois;

(iii)   a complete copy of (I) all leases, subleases, franchises, licenses, occupancy agreements or other agreements demising space in, providing for the use or occupancy of, or otherwise similarly affecting or relating to, the Improvements or Land, including, without limitation, all amendments, modifications and supplements thereto (collectively, the "Leases" and, individually, a "Lease"); (II) all guaranties of any Lease, (III) any executed letters of intent with prospective tenants, (IV) all consents or waivers with respect to the foregoing that modify or supplement the provisions thereof in any respect, (V) each Lease, if any, which has been executed but is not yet in effect, (VI) [**INTENTIONALLY BLANK**], and (VII) a list of all deposits under or with respect to the Leases, whether in cash, by way of letter of credit or otherwise, and whether held as security for the performance of the obligations of a tenant or tenants under the Leases (collectively, the "Tenants" and, individually, a "Tenant") or otherwise ("Deposits")

(iv)   the Company's owner's policy of title insurance insuring the Land and Improvements in the amount of the Purchase Price (the "Title Commitment") issued by the Title Company setting forth the status of title to the Land and Improvements and showing all liens, claims, encumbrances, easements, rights-of-way, encroachments, reservations, restrictions and all other matters of record affecting the Land or Improvements, together with complete and legible copies of all documents referred to in the Title Commitment and any CC&Rs (as hereinafter defined) affecting the Property;

(v)   a "Tenant Rent Roll" (herein so called) dated within ten (10) days of the date hereof, certified by Seller as being true, correct and complete in all respects (other than in de minimus respects), in the form of Schedule "2" annexed hereto and made a part hereof;

(vi)   complete copies of all outstanding commission, brokerage, or similar agreements pertaining to the Leases;

(vii)   complete copies of all (I) management, service, employee, sales, marketing, leasing or other agency agreements, supply or maintenance contracts, licenses or permits, franchise arrangements, brokerage contracts affecting the Company, the Company Manager, the Interests, Land, Improvements, Personalty, Leases, Deposits, Tenants (collectively, "Property Agreements"), (II) plans, drawings, specifications, surveys, engineering reports and other technical information ("Plans and Specifications"), (III) warranties, guaranties, indemnities, and claims of architects, contractors and suppliers and others ("Warranties"), (IV) licenses, permits, or similar documents ("Licenses"), (V) trade names, marks, and other identifying material, including, without limitation, the name "Two Illinois Center" and all variations of such name used or owned by Seller, and all marketing and promotional materials specific to the Land and Improvements ("Marketing Materials");

(viii)   a complete inventory of in all material tangible personal property and fixtures of any kind owned by Seller and attached to or used primarily in connection with the ownership, maintenance, use, leasing, service or operation of the Land or Improvements, including, without limitation, those items listed on Exhibit "A" annexed hereto and made a part hereof (if any) (the "Personalty"), together with a list of all personal property attached to, located upon or used in connection with the Property and which is not owned by Seller but which Seller has the right to use under lease, rental or other agreements (collectively, "Equipment Leases"), accompanied by complete copies of such Equipment Leases;

(ix)   all accounting records prepared on an annual basis with regard to the Property for the period of the Company's ownership of the Property, reflecting actual current income, including base rent, contributions for real estate taxes, insurance premiums and common area maintenance and any other income from Tenants or expenses of the Property, including, without limitation, (I) operating statements for the Property detailing income and expenses, including capital expenses, and occupancy for the period, if available, from January 1, 1999 through the date hereof, and (II) monthly detail operating reports for the immediately preceding seven (7) month period, all (except the operating statements for the period prior to the Company's ownership of the Property) certified by Seller as complete;

(x)   A copy of the most recent financial statements of the Company and the

Company Manager, including, without limitation, the related statements of income and changes in financial position;

(xi)   To the extent not set forth above, all of the documents, instruments and materials set forth on Exhibit "B" annexed hereto and made a part hereof; and

(xii)   [INTENTIONALLY BLANK].

(b)   The documents set forth in subsection (a) of this Section 4 shall be collectively called the "Documents". The information contained in the Documents delivered pursuant to this Section 4 is herein collectively called the "Information".

Section 5. **Right of Inspection**.

(a)   From the date hereof through Closing or earlier termination of this Agreement, Purchaser and/or its attorneys, representatives, consultants or employees ("Authorized Representatives") shall have the right to: (i) make a physical inspection of the Property subject to the rights of tenants, (ii) examine the financial and operating books and records relating to the Property maintained by or for the benefit of Seller, the Company or the Company Manager, (iii) interview tenants of the Property, and (iv) conduct such non-destructive physical engineering, feasibility and other studies and tests on or of the Property as Purchaser considers to be appropriate. Purchaser and/or Purchaser's Authorized Representatives may also copy any Documents. Seller and the Company shall cooperate with Purchaser in connection with the foregoing matters. Notwithstanding the foregoing, Purchaser shall not be permitted to interfere unreasonably with the Company's operations at the Property or unreasonably interfere with any tenant's operations at the Property, and the scheduling of any inspections, interviews, and/or testing shall take into account the timing and availability of access to tenant's premises, subject to and in accordance with tenant's rights under the Leases or as tenants may otherwise agree. Purchaser shall at all times conduct such due diligence in compliance with applicable laws and the terms of any Leases of the Property, and in a manner so as to not cause undue damage, loss, cost or expense to Seller, the Property or the tenants of the Property, and Purchaser shall promptly restore the Property to substantially its condition immediately preceding such inspections and examinations and shall keep the Property free and clear of any mechanic's liens or materialmen's liens in connection with such inspections and investigations. Seller shall have the right, at its option, to cause a representative of Seller to be present at all such inspections, reviews and examinations. Purchaser shall use its commercially reasonable efforts to keep all information or data received or discovered in connection with such due diligence confidential. Purchaser shall indemnify, protect, defend and hold the Company harmless from and against any obligation, liability, claim (including any claim for damage to property or injury to or death of any persons), lien or encumbrance, loss, damage, cost or expense, including attorneys' fees, in any way caused by the inspections or examinations of the Property by Purchaser or its Authorized Representatives. The foregoing indemnification shall survive the Closing or the termination of this Agreement for any reason for a period of 180 days.

(b)   **[Intentionally Blank]**.

Section 6. **Title**. Purchaser has provided objections in writing to certain liens, encumbrances and other matters reflected by the Title Commitment and Survey. All such matters to which Purchaser so objects shall be "Non-Permitted Encumbrances"; all matters reflected by the Survey and Title Commitment not included in such objection notice, except as otherwise provided below, shall be "Permitted Encumbrances". Any and all liens, claims and encumbrances on or affecting the Interests shall be deemed Non-Permitted Encumbrances. If at any time prior to Closing, Purchaser receives notice of additional liens, encumbrances or other matter not reflected in the initial Title Commitment or Survey or otherwise becomes aware of such matters, then, in such event, Purchaser may submit a revised list adding additional Non-Permitted Encumbrances. Seller may, but shall not be obligated to, at its sole cost and expense, cure or remove of record all Non-Permitted Encumbrances and give Purchaser written notice thereof within five (5) days after the date hereof; provided, however, that Seller, at its sole cost and expense, shall be obligated to cure and remove of record by Closing (a) all mortgages, deeds of trust, judgment liens, mechanic's and materialmen's liens, and other monetary liens against the Property (other than (i) liens for taxes and assessments which are not delinquent, and (ii) the mortgage and other loan documents annexed hereto and made a part hereof as Exhibit "C" (collectively, the "First Loan Documents")) which either secure indebtedness or can be removed by payment of a liquidated sum of money, whether or not Purchaser objects thereto, and (b) all liens, claims and encumbrances on or affecting the Interests. If Seller does not timely cause all of the Non-Permitted Encumbrances to be cured or removed of record and timely written notice thereof to be given to Purchaser, then, in such event, Purchaser may either (i) terminate this Agreement by providing written notice of termination to Seller, whereupon this Agreement shall terminate as provided in accordance with Section 13(b), or (ii) purchase the Interests subject to the Non-Permitted Encumbrances (other than liens that Seller is obligated to cure or remove of record), in which event the Non-Permitted Encumbrances (other than liens that Seller is obligated to cure or remove of record) subject to which Purchaser elects to purchase the Property shall thereafter be Permitted Encumbrances.

Section 7. **Representations, Warranties, and Covenants**.

(a) **Seller's Representations, Warranties, and Covenants**. Seller hereby represents and warrants to, and covenants with, Purchaser that as of the date hereof and as of the Closing Date:

(i) **The Company and the Company Manager**.

(I) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company Manager is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Company and the Company Manager has the power and authority to own and operate its properties and assets and to carry on its business as now being conducted. The Company and the Company Manager are each duly qualified to do business and are in good standing in the State of Illinois and no other jurisdiction.

(II) With respect to the Company and the Company Manager, except as required under the First Loan Documents, the transactions contemplated hereby do not, and will not, (A) require any authorization, approval, consent or other action by, or registration, declaration or filing with or notice to, any person (including, without limitation, the Board of Directors of Seller) or Authority, and/or (B) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration under any of the Corporate Documents (as hereinafter defined), any mortgage, indenture, lease, contract or other agreement or instrument, or any Licenses, Property Agreements, any franchise, any judgment, order, decree or Legal Requirements applicable to Seller, the Company, the Company Manager and/or the Property.

(III)   With respect to the capital structure of the Company: (A) the Common Membership Interests listed on Exhibit "D" annexed hereto and made a part hereof are the only membership interests or other equity interests in the Company outstanding, (B) there have been no officers, directors or committees appointed for the Company, (C) all outstanding Common Membership Interests and Preferred Membership Interests have been (or will be in the case of the Preferred Membership Interests) duly authorized and validly issued in compliance with the Corporate Documents and all Legal Requirements, (D) neither the Common Membership Interests nor the Preferred Membership Interests are or shall be subject to preemptive rights created by statute, the Corporate Documents or any contract or other agreement to which the Company is a party or by which the Company is bound, and (E) there are no and shall be no outstanding (w) unpaid capital commitments, capital calls or other requests for additional capital contributions with respect to the Company, (x) options, warrants or other rights to acquire any of the Common Membership Interests or the Preferred Membership Interests, (y) any securities convertible into or exchangeable for Common Membership Interests or the Preferred Membership Interests or any other interests in the Company, or (z) any other commitments of any kind for the issuance of additional Common Membership Interests or Preferred Membership Interests, options, warrants or other securities in the Company.

IV)   With respect to the capital structure of the Company Manager: (A) the Company Manager has an authorized capital consisting of 100 shares of common stock, no par value, all of which are issued and outstanding (the "Company Shares"); (B) all outstanding shares of common stock have been duly issued, are fully paid and non-assessable, (C) the Company Shares are the only shares of stock of any kind or other equity interests in the Company Manager issued, authorized and/or outstanding, (IV) there have been no officers, directors or committees appointed for the Company Manager except as set forth on Exhibit "E" annexed hereto and made a part hereof, (V) all of the Company Shares have been duly authorized and validly issued in compliance with the Corporate Documents and all Legal Requirements, (VI) the Company Shares are not subject to preemptive rights created by statute, the Corporate Documents or any contract or other agreement to which the Company Manager is a party or by which the Company Manager is bound, and (VII) there are no outstanding (w) unpaid capital commitments, capital calls or other requests for additional capital contributions with respect to the Company Manager, (x) options, warrants or other rights to acquire any of the Company Shares, (y) any securities convertible into or exchangeable for the Company Shares or any other interests in the Company Manager; or (z) any other commitments of any kind for the issuance of additional options, warrants or other securities in the Company Manager.

(V)   Annexed hereto and made a part hereof as Exhibit "F" is a true, correct and complete copy of (w) the Certificate of Formation of the Company and the Operating Agreement of the Company, (x) the Certificate of Incorporation and By-laws of the Company Manager, and (y) the minute book, stock ledger and stock transfer records of the Company Manager (together with all supplements, amendments, modifications, consents and waivers related thereto) (collectively, the "Corporate Documents"), (B) the Corporate Documents are in full force and effect and are enforceable in accordance with their respective terms, (C) the minute books of the Company Manager contain the minutes of all meeting of the shareholders and the board of directors of the Company Manager (or consents in lieu thereof), (D) the stock ledger and stock transfer records of the Company Manager reflect all issuances and transfers of all Company Shares, (E) none of the members in the Company are in default of, nor has any event occurred or failed to occur which with the passage of time or the giving of notice would constitute a default under any of such party's obligations under any of the Corporate Documents.

VI)   Neither the Company nor the Company Manager (A) has any subsidiary entities, or (B) owns, now or in the past, directly or indirectly, any capital stock or other equity, ownership, proprietary or voting interest in any person. The Company's sole asset is the Property and the Company Manager's sole asset is its .1% membership interest in the Company.

VII)   Seller owns good and indefeasible legal, record and beneficial title to the Interests (other than the Preferred Membership Interests). The Interests are free and clear of all liens, charges, equities, claims, encumbrances and security interests whatsoever and, except as set forth in the Corporate Documents, are not subject to any restriction with respect to their transferability. Neither Seller nor the Company Manager has any outstanding claims (including, without limitation, indemnity claims) against the Company or the Property.

VIII)   Annexed hereto and made a part hereof as Exhibit "G" is the Company's and the Company Manager's financial statements for the period of the Company's ownership of the Property, reflecting the results of the operations and financial condition of each of the Company and the Company Manager at such dates and a receivables report dated up to March 1, 2002, and monthly receivables for the six-month preceding such date. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, and, to Seller's knowledge, such financial statements and receivables reports, as the case may be, (A) present fairly the financial position of each of the Company and the Company Manager as of the date indicated and present fairly the results of each of the Company's and the Company Manager's operations for the period then ended, (B) are in accordance with the Books and Records (as hereinafter defined) of each of the Company and the Company Manager, which had been properly maintained and are complete as of their respective dates, and (C) reflect and provide adequate reserves in respect of all known liabilities of the Company and the Company Manager, including, without limitation, all known contingent liabilities, as of their respective dates. As of the Closing, there will be no obligations or liabilities of any kind or nature whatsoever, whether accrued, absolute, contingent or otherwise, including, without limitation, delinquent tax liabilities, contract liabilities, or tort liabilities for which Purchaser or any of the Company or the Company Manager will be liable except for the obligations and liabilities shown on such financial statements. The Company has no indebtedness for borrowed money other than as set forth in the First Loan Documents.

IX)   (A) Any and all federal, state, local and other tax returns, reports, statements, forms or other documents or information of each of the Company and the Company Manager (collectively, the "Tax Returns") which have, as of the date of this Agreement, been filed, have been filed in accordance with all Legal Requirements, (B) none of the Company or the Company Manager has ever been the subject of any federal, state or local tax audit or examination and there are no federal, state or local tax audits or examinations pending or, to Sellers' knowledge, threatened with respect to any Tax Returns and there are no closing agreements entered into between any of the Company or the Company Manager and the Internal Revenue Service or any state or local taxing authority, and (C) none of the Company or the Company Manager has executed any agreement extending the statute of limitations with respect to auditing Tax Returns or entering into closing agreements. All federal, state and other taxes upon the Company and/or the Company Manager and the business conducted by the Company and/or the Company Manager which are due and payable have been timely paid or withheld, other than those (if any) shown on any current bill heretofore delivered to Purchaser, provided that all such amounts which are due and payable prior to the Closing shall be paid prior to any delinquency. No claims or deficiencies for income or franchise taxes have been asserted or assessed against any of the Company and/or the Company Manager. The Company is properly classified as a partnership for federal income tax purposes. Seller represents and warrants that (x) annexed hereto and made a part hereof as Exhibit "H-1" is a true, correct and complete copy of all of the Tax Returns for each of the Company and the Company Manager since their respective dates of formation, and (y) annexed hereto and made a part hereof as "Exhibit H-2" is a true, correct and complete list of all material elections with respect to taxes incurred by each of the Company and the Company Manager since their respective dates of formation.

(ii)   **[Intentionally Blank]**.

(iii)   **[Intentionally Blank]**.

(iv)   **Employees.** Except as set forth in Schedule "I" annexed hereto and made a part hereof, there are not now nor have there ever been any Employment Contracts (as hereinafter defined), and neither the Company nor the Company Manager has, or ever has had, any employees; any and all employees associated with the Property are, and have been, at all times since the Company's acquisition thereof employees of the Property Manager (as hereinafter defined).

(v)   **Tenant Rent Roll**. The Tenant Rent Roll annexed hereto and made a part hereof as Exhibit "I" is true, correct and complete in all respects (other than de minimus respects) and accurately represents the subject matter thereof as the date thereof.

(vi)   **Tenant Leases**. With respect to each Tenant, unless indicated otherwise in the Tenant Rent Roll or on Exhibit "I" hereto: (I) there are no amendments, modifications or supplements to any Lease, and no assignments or subleases with respect to any Lease except as disclosed to Purchaser as a part of the Documents; (II) such Tenant's Lease is in full force and effect and, to Seller's knowledge, no uncured breach or default exists on the part of the landlord or Tenant thereunder and, to Seller's knowledge, there are no events or conditions which, with the giving of notice or the passage of time, or both, would constitute a default thereunder; (III) no rent called for under such Tenant's Lease has been paid more than thirty (30) days in advance of its due date; (IV) to Seller's knowledge, no Tenant is asserting any claim of offset or other defense, counterclaim or other claim in respect of its or the landlord's obligations under its Lease; (V) no Tenant is entitled to any concession, rebate, allowance, or period of occupancy free of rent except as set forth in its Lease or any other agreement with the Company; (VI) to Seller's knowledge, no person other than the Tenants under the Leases has any right to use or occupy any space at the Property, (VII) to Seller's knowledge, no Tenant contests the escalations or such Tenant's obligation to pay any rent escalations, (VIII) to Seller's knowledge, no Deposit has been applied to cure any Tenant's default, except in the case in which (x) such Tenant has vacated the leased premises, and (y) such Tenant's right to occupy any portion of the leased premises (including rights granted by law or such Tenant's lease) have been terminated; and (IX) to Seller's knowledge, all guarantees of any Lease are in full force and effect and are enforceable in accordance with their respective terms. If any Tenant Estoppel Certificate actually delivered to Purchaser contains a statement confirming any of Seller's representations or warranties in this clause (vi), then, in such event, Seller shall be relieved of any liability with respect to any such representation or warranty.

(vii)   **Personalty**. The Personalty listed on Exhibit "A" hereto is a complete inventory of all material Personalty, and the Company is the owner of the Personalty free and clear of any liens or encumbrances (other than the First Loan Documents).

(viii)   **Property Agreements, Warranties, Licenses**. Annexed hereto and made a part hereof as Exhibit "J" is a complete list of all material Property Agreements (including Equipment Leases) Warranties and Licenses. To Seller's knowledge, no default or breach of condition which with notice, the lapse of time or both could become a default or breach exists under any of the Property Agreements, including any of the Equipment Leases, or if applicable, any agreements regarding the Warranties or the Licenses. To Seller's knowledge, the Company is the holder of the Licenses free and clear of any liens or encumbrances (other than the First Loan Documents).

(ix)   **Notices**. To Seller's knowledge and except as set forth on Schedule "II" annexed hereto and made a part hereof, neither the Company, the Company Manager nor Seller has received any notices from any insurance companies or Authority (I) of any material conditions, defects or inadequacies with respect to the Property (including health hazards or dangers, nuisance or waste), which, if not corrected, would result in termination of insurance coverage or increase its costs thereof, (II) with respect to any violations of building codes and/or zoning ordinances or other governmental laws, regulations or orders with respect to the Property, (III) of pending or threatened condemnation proceedings with respect to the Property, or (IV) of any violation of any building or environmental code requirements applicable to the Property or any part thereof, or any property adjacent to the Property. Seller shall immediately notify Purchaser of any violations or conditions of which Seller, the Company or the Company Manager receives written notice prior to Closing.

(x)   **Rights to the Property and Interests; Rights of First Refusal**. (I) Seller has not committed nor obligated itself in any manner whatsoever to sell, lease (other than the Leases) or encumber (other than the First Loan Documents) the Property or the Interests or any interest therein to any party. (II) No rights of first refusal regarding the Property or the Interests exist; provided, however, that this representation shall not be deemed to include rights of first refusal for additional space within the Improvements which may be contained in any Lease.

(xi)   **Governmental Approvals**. To Seller's knowledge, there are no petitions, actions, hearings, planned or contemplated, relating to or affecting the zoning or use of the Property or any contiguous property.

(xii)   **Bankruptcy, Etc.** No bankruptcy, insolvency, rearrangement or similar action involving the Company, the Company Manager, Property or Seller, whether voluntary or involuntary, is pending or threatened, and neither Seller, the Company nor the Company Manager has ever:

(I)   filed a voluntary petition in bankruptcy;

(II)   been adjudicated a bankrupt or insolvent or filed a petition or action seeking any reorganization, arrangement, recapitalization, readjustment, liquidation, dissolution or similar relief under any Federal bankruptcy act or any other laws;

(III)   sought or acquiesced in the appointment of any trustee, receiver or liquidator of all or any substantial part of its or his properties, the Property, personal property, the Interests or any portion thereof; or

(IV)   made an assignment for the benefit of creditors or admitted in writing its or his inability to pay its or his debts generally as the same become due.

Neither Seller, the Company no the Company Manager is anticipating or contemplating taking any of the actions set forth in (I) through (IV) of this subsection.

(xiii)   **Litigation**. Except as set forth on Exhibit "K" annexed hereto and made a part hereof, there is no pending or, to Seller's knowledge, threatened, judicial, municipal or administrative proceedings with respect to, or in any manner affecting the Property, the Interests, the Company or the Company Manager, including, without limitation, proceedings for or involving tenant evictions, collections, condemnations, eminent domain, alleged building code, zoning or environmental violations, or personal injuries or property damage alleged to have occurred on the Property or by reason of the construction of any improvements thereon or the use and operation of the Property or any present plan or study by any governmental authority, agency or employee thereof which in any way challenges, affects or would challenge or affect the continued authorization of the ownership, construction, use and operation of the Property.

(xiv)   **Seller Good Standing**. PPLP is a limited partnership duly organized, validly existing and in good standing in the state of its organization. PPI is a corporation duly organized, validly existing and in good standing in the state of its organization.

(xv)   **Seller Authority**. Seller has all requisite power and authority to own and operate the Interests, to execute and deliver this Agreement, and to carry out its obligations hereunder and the transactions contemplated hereby. This Agreement has been, and the documents contemplated hereby will be, duly executed and delivered by Seller and the Company and the Company Manager and constitute the Seller's, the Company's and the Company Manager's legal, valid and binding obligations, enforceable against such parties in accordance with their terms. The consummation by Seller and the Company of the sale and the issuance, as the case may be, of the Interests is not in violation of, or in conflict with, nor does it constitute a default under, any term or provision of the organizational documents of Seller or the Company, or any of the terms of any agreement or instrument to which Seller or the Company is or may be bound, or of any applicable Legal Requirement or of any provision of any applicable order, judgment or decree of any court, arbitrator or governmental authority.

(xvi)   **Approvals with Respect to Transaction**. Subject to obtaining the Lender

Consent (as hereinafter defined), Seller has obtained, or will have obtained prior to Closing, all consents, approvals and authorizations from any person (including, without limitation, the Board of Directors of Seller), required entity or Authority necessary to make the representations and warranties set forth herein true and correct and as may otherwise be reasonably requested by Purchaser to evidence the authority and capacity of Seller to execute this Agreement and consummate the transactions contemplated hereby.

(xvii) **No Defaults in CC&Rs.** Except as set forth on Schedule "II" hereto, Seller has received no notice of default under any of the CC&Rs. To Seller's knowledge, the Company is in compliance in all material respects with the terms and provisions of the CC&Rs and all other covenants, conditions, restrictions, rights-of-way or easements affecting the Property.

(xviii) **Brokerage Commissions; Other Tenant Inducement Costs**. Exhibit "L-1" annexed hereto and made a part hereof sets forth a complete list of all brokerage agreements executed with respect to leasing activities at the Property, and complete copies of all such agreements have been delivered to Purchaser prior to the date hereof. Except as set forth on Exhibit "L-2" and/or Exhibit "L-3" annexed hereto and made a part hereof and as set forth on Section 2(b)(vi) hereof, all brokerage or finders' fees or other Tenant Inducement Costs incurred or assumed (by assignment or otherwise) by the Company prior to the Closing Date or any management company acting on behalf of the Company in connection with all Leases (whether executed or unexecuted) shall have been paid by Seller.

(xix) **Bank Accounts**. Annexed hereto and made a part hereof as Exhibit "M" is a true, correct and complete list of all bank and other accounts of the Company and the Company Manager, together with a list of all authorized signatories.

(xx) **Insurance**. Exhibit "N" annexed hereto and made a part hereof is a true, correct and complete list of all insurance policies, including endorsements, modifications, amendments and supplements thereto, with respect to hazard, rent loss, liability, worker's compensation and other risks currently in effect with respect to the Property, or otherwise maintained by or for the benefit of any of the Company or the Company Manager (the "Insurance Policies"). To Sellers' knowledge, Exhibit "N" hereto is a true, correct and complete list of all outstanding claims and settlements under any Insurance Policies that have arisen during the time that the Company has owned the Property. The Insurance Policies are fully paid for or are paid for in installments and such payments are current and such Insurance Policies in full force and effect. None of Seller, the Company or the Company Manager has received any written notices that the Insurance Policies will be cancelled or are not valid, outstanding and enforceable policies.

(xxi) **First Loan Documents**. Exhibit "C" hereto is a true, correct and complete copy of the First Loan Documents. Except as set forth on Exhibit "C", the First Loan Documents have not been amended, modified or otherwise changed, and there are no other written documents, instruments or agreements material to the understanding of the current status of the loan described therein. The lender under the First Loan Documents has not waived any of the lender's rights under, or otherwise consented to any departure from, the terms of the First Loan Documents. Neither the Company, the Company Manager, Seller nor any affiliate of Seller has waived any rights under, or otherwise consented to any departure from, the terms of the First

Loan Documents. To Seller's knowledge, neither the Company, the Company Manager, Seller nor any affiliate of Seller is in material default of, nor has any event occurred or failed to occur which with the passage of time or the giving of notice would constitute a material default under any of such party's obligations under any of the First Loan Documents. Neither the Company, the Company Manager, Seller nor any affiliate of Seller has received from the lender under the First Loan Documents written notice of any default or liability obligation under the First Loan Documents. The outstanding principal amount under loan as of the date hereof is $106,000,000, and interest has been paid through March 1, 2002. Except for the accounts, escrows and reserves listed on Schedule "3" annexed hereto and made a part hereof, there are no accounts, escrows, reserves or other deposits required or being held under the First Loan Documents; the total balance of all such accounts, escrows and reserves is listed on Schedule "3" hereto. Except for the collateral set forth on Schedule "3" hereto and the "MarchFirst Letter of Credit" (as defined in Exhibit "Q" hereto), there is no other collateral for the loan evidenced by the First Loan Documents.

When used herein, the phrase "to Seller's knowledge" or derivations thereof shall mean the current actual knowledge of James Ingram, William Flatt and/or Marshall Loeb (who Seller represents and warrants are the people charged with operational responsibility for the Property), after (x) performing reasonable inspections of his or her files regarding the Property and the Interests, and (y) making reasonable inquiry of personnel (including, Janice Holzman) working with, for or under the persons described above who have knowledge of the matters set forth herein.

If prior to Closing (A) any of Seller's representations and warranties set forth in this Section 7(a) are untrue in any respect (other than in de minimus respects), or (B) at any time at or before Closing there is any change (other than a de minimus change) with respect to the matters represented and warranted by Seller pursuant to this Section 7(a), then, in such event, Seller shall give Purchaser prompt written notice thereof (a "Seller Breach Notice") (including reasonable detail thereof and reference to the particular provision breached), whereupon, so long as the foregoing is not the result of Seller's intentional act or omission, Purchaser, as its sole and exclusive remedy, shall be entitled to terminate this Agreement at any time prior to Closing by providing written notice to Seller (it being understood and agreed that Purchaser shall retain all of its rights and remedies hereunder with respect to intentional acts or omissions of Seller). In the event Purchaser elects to so terminate this Agreement, this Agreement shall terminate as provided in Section 13(b) hereof. If prior to Closing Seller has given Purchaser a Seller Breach Notice and Purchaser shall have closed title hereunder notwithstanding receipt of such Seller Breach Notice, then, in such event, after the Closing, Purchaser may not maintain an action for breach for the matter specifically disclosed in such Seller Breach notice.

All of Seller's representations, warranties, and covenants in this Agreement shall survive the Closing; provided, however, that except as set forth in this Agreement, Purchaser may not maintain an action for breach of the representations and warranties set forth in Section 7(a) hereof (excluding, however, the representations and warranties set forth in Section 7(a)(i)(III), (IV), (V), (VII) and (X), all of which shall survive the Closing without limitation other than any statute of limitations imposed by applicable law) unless it shall have given Seller written notice of such breach in reasonable detail not later than a date which is 270 days from the Closing Date.

Purchaser acknowledges that (i) prior to the Closing, Purchaser will have had the opportunity (except as otherwise provided herein) to investigate all physical, legal and economic aspects of the Property and to make all inspections and investigations of the Property that Purchaser deems necessary or desirable to protect its interests in acquiring the Interests, including, without limitation, review of the diligence materials provided by Seller pursuant to this Agreement and any diligence investigations deemed necessary by Purchaser, and (ii) except as otherwise expressly set forth in this Agreement (or any document or instrument contemplated hereby), Seller has not made any representation, warranty, promise or statement, express or implied, to Purchaser, or to anyone acting for or on behalf of Purchaser, concerning the Interest, the use or development thereof or the financial situation of any tenants of the Property. Purchaser has not relied upon any representation, warranty, promise or statement, express or implied, of Seller, other than as expressly set forth in this Agreement (or any document or instrument contemplated hereby).

PURCHASER HEREBY EXPRESSLY ACKNOWLEDGES THAT IT HAS INSPECTED AND EXAMINED OR WILL INSPECT AND EXAMINE THE PROPERTY TO THE EXTENT DEEMED NECESSARY BY PURCHASER IN ORDER TO ENABLE PURCHASER TO EVALUATE THE PURCHASE OF THE INTERESTS. PURCHASER REPRESENTS THAT IT IS A KNOWLEDGEABLE PURCHASER OF REAL ESTATE AND RETAIL OFFICE PROPERTIES AND THAT, EXCEPT AS SET FORTH IN THIS AGREEMENT AND THE DOCUMENTS OF TRANSFER RELATING TO THIS TRANSACTION, IT IS RELYING SOLELY ON ITS OWN EXPERTISE AND THAT OF PURCHASER'S CONSULTANTS, AND THAT PURCHASER HAS CONDUCTED OR WILL CONDUCT SUCH INSPECTIONS AND INVESTIGATIONS OF THE PROPERTY, INCLUDING, BUT NOT LIMITED TO, THE PHYSICAL AND ENVIRONMENTAL CONDITIONS THEREOF. PURCHASER FURTHER ACKNOWLEDGES AND AGREES THAT PURCHASER IS ACQUIRING THE INTERESTS ON AN "AS IS, WHERE IS" BASIS WITHOUT REPRESENTATIONS OR WARRANTIES OTHER THAN THOSE SET FORTH HEREIN AND IN THE DOCUMENTS OF TRANSFER RELATING TO THIS TRANSACTION.

Seller agrees that Purchaser has the right to inspect the Property and to investigate, test and review the information provided in accordance with this Agreement. Notwithstanding anything to the contrary herein, the effect of the representations and warranties made in this Agreement shall not be diminished or deemed to be waived by any such inspections, tests or investigations made by Purchaser or its agents except to the extent Purchaser has actual knowledge of a breach of a representation and warranty of Seller as a result of said inspections, tests or investigations and fails to disclose same to Seller prior to Closing.

(b)   **Purchaser's Representations and Warranties**. Purchaser hereby represents and warrants to, and covenants with, Seller that as of the date hereof and as of the Closing Date:

(i)   **Due Authority**. Purchaser has all requisite power to execute and deliver this Agreement, and to carry out its obligations hereunder and the transactions contemplated hereby. This Agreement has been, and the documents contemplated hereby will be, duly executed and delivered by Purchaser and constitute the Purchaser's legal, valid and binding obligations, enforceable against Purchaser in accordance with their terms. The consummation by Purchaser of the acquisition of the Interests is not in violation of, or in conflict with, nor does it constitute a default under, any term or provision of the organizational documents of Purchaser, or any of the terms of any agreement or instrument to which Purchaser is or may be bound, or of any applicable Legal Requirement or of any provision of any applicable order, judgment or decree of any court, arbitrator or governmental authority.

(ii)   **Approvals with Respect to Transaction**.   Subject to obtaining the Lender Consent, Purchaser has obtained, or will have obtained prior to Closing, all consents, approvals and authorizations from any person, required entity or governmental authority necessary to make the representations and warranties set forth herein true and correct and as may otherwise be reasonably requested by Seller to evidence the authority and capacity of Purchaser to execute this Agreement and consummate the transactions contemplated hereby.

(iii)   **Additional Representations**. Purchaser is acquiring the Interests for investment and not with a view to the distribution or rebate thereof in violation of applicable law.

Section 8. **Conditions to Closing**.

(a)   In addition to any and all other conditions to Purchaser's obligations hereunder, Purchaser's obligations to close the transactions described in this Agreement are conditioned on all of the following (any of which may be waived, in whole or in part, by Purchaser):

(i)   The representations and warranties of Seller contained in this Agreement (including the schedules and exhibits) or any certificate, instrument or other document delivered to Purchaser in connection herewith shall be true, correct and complete in all respects as of the Closing Date. Seller shall have duly performed and complied with all covenants and agreements required by this Agreement to be performed by Seller at or prior to the Closing Date. Purchaser shall have been furnished with certificates of Seller, dated the Closing Date, certifying in such detail as Purchaser reasonably may request to the fulfillment of the foregoing conditions.

(ii)   There shall not have been any material adverse change in the business, business prospects, financial condition or results of operations of the (I) Company at the Closing Date from the date hereof, and/or (II) the Property at the Closing Date from the date hereof.

(iii)   The lender under the First Loan Documents shall have executed and delivered to the Company a consent (the "Lender Consent"), in form, scope and substance satisfactory to Purchaser and Seller, in their sole and absolute discretion, consenting to the transactions contemplated by this Agreement (including, without limitation, (I) the transactions described in the exhibits and schedules hereto, (II) a waiver of the requirement to fund monthly tenant improvement and leasing commission reserves in favor of an upfront reserve to be funded by Seller and Purchaser pro rata (70% by Purchaser, and 30% by Seller), (III) the terms of clauses (y) and (z) of Section 2(b)(vii) hereof, and (IV) the terms and conditions of the Corporate Amendment Agreements).

(iv)   a "Rating Agency Confirmation" from each "Rating Agency" (as such terms are defined in the First Loan Documents) shall have been issued in form, scope and substance satisfactory to Purchaser and Seller, in their sole and absolute discretion.

(v)   **[Intentionally Blank]**.

(vi)   No action, suit, proceeding or investigation shall be pending or threatened before or by any court or governmental body or agency (I) challenging the transactions contemplated by this Agreement or otherwise seeking damages, or (II) seeking to restrain or prevent the carrying out of the transactions contemplated by this Agreement.

(vii)   Supplementing the terms of clause (iii) and (iv) above, Seller shall have obtained and shall have caused the Company to obtain all consents, waivers, approvals, amendments and authorizations that are necessary under applicable law, agreement, or otherwise to be obtained by the Company or Seller in connection with the sale and issuance of the Interests to Purchaser and the consummation of the transactions contemplated hereunder, or to enable the Company to conduct its business after the Closing in all material respects in the same manner as such business is being conducted on the date hereof.

(viii)   Purchaser shall have received (i) a 1970 ALTA Extended Coverage Form Policy of Title Insurance satisfactory to Purchaser insuring (x) the terms of the Membership Assignment, and (y) the Company's ownership of the Property (together with all endorsements and affirmative coverages required by Purchaser) issued by the Title Company (the "Title Policy") subject only to the Permitted Encumbrances, and (ii) a currently dated, in-place survey for each parcel of the Land prepared by a surveyor approved by Purchaser and registered or licensed in Illinois in accordance with the 1999 Minimum Standard Detail Requirements for ALTA/ASCM Land Title Surveys and satisfactory to Purchaser (the "New Survey").

(ix)   Any security deposit under any Lease in the form of a letter of credit shall name the Company as the beneficiary thereunder.

(x)   Property Manager and the Company shall have executed and delivered a Property Management Agreement and a Leasing Agreement in the form of Schedule "IV" annexed hereto and made a part hereof.

(b)   In addition to any and all other conditions to Seller's obligations hereunder, Seller's obligations to close the transactions described in this Agreement are conditioned on all of the following (any of which may be waived, in whole or in part, by Seller): (i) the representations and warranties of Purchaser contained in this Agreement (including the schedules and exhibits) or any certificate, instrument or other document delivered to Seller in connection herewith shall be true, correct and complete in all respects as of the Closing Date; (ii) Purchaser shall have duly performed and complied with all covenants and agreements required by this Agreement to be performed by Purchaser at or prior to the Closing Date; (iii) the Lender Consent; (iv) a "Rating Agency Confirmation" from each "Rating Agency"; (v) Property Manager and the Company shall have executed and delivered a Property Management Agreement and a Leasing Agreement in the form of Schedule "IV" hereto; (vi) **[Intentionally Blank]**; (vii) no action, suit, proceeding or investigation shall be pending or threatened before or by any court or governmental body or agency (I) challenging the transactions contemplated by this Agreement or otherwise seeking damages or (II) seeking to restrain or prevent the carrying out of the transactions contemplated by this Agreement; and (viii) Seller shall have been furnished with certificates of Purchaser, dated the Closing Date, certifying in such detail as Seller may request to the fulfillment of the foregoing conditions.

Section 9. **Closing**. Provided all conditions to Closing have been satisfied as and when provided herein, and unless extended as provided in Section 12 hereof, the closing (the "Closing") of the sale and issuance of the Interests by Seller and the Company, as the case may be, to Purchaser shall occur on the fifth (5th) business day following the later to be issued of the Lender Consent or the Rating Agency Confirmation (the "Scheduled Closing Date"); provided, however, that Seller shall have the right to adjourn the Scheduled Closing Date, upon five (5) days prior written notice to Purchaser, for up to thirty (30) days, in the aggregate, it being understood and agreed that (x) all of the conditions to Purchaser's obligations to close the transactions described in this Agreement (including, without limitation, the conditions set forth in Section 8(a)(i) and (ii) hereof) must be satisfied (or waived in writing by Purchaser) as of the adjourned Closing, and (y) the Closing shall occur no later than May 1, 2002, TIME BEING OF THE ESSENCE as to Seller's obligations to close title hereunder no later than May 1, 2002. The date of the actual Closing is herein defined as the "Closing Date". At the Closing the following, which are mutually concurrent conditions, shall occur:

(a)   Seller shall deliver or cause to be delivered to Purchaser the following:

(i)   An Assignment of Membership Interests in the form of Exhibit "P" annexed hereto and made apart hereof (the "Membership Assignment"), executed and acknowledged by PPLP;

(ii)   PPI shall have delivered to Purchaser certificates for all of the Shares in proper form for transfer by delivery or with duly executed stock powers attached thereto, together with evidence of PPI's possession of the Shares, and the Company Manager shall cancel the Shares and reissue new Shares in the name of Purchaser. Purchaser shall not be obligated to close or purchase any Shares if less than all of the Shares are tendered and reissued at the Closing in accordance with the terms hereof;

(iii)   (I) The Amended and Restated Operating Agreement and Certificate of Formation of the Company, and the Shareholders Agreement and Amended and Restated Certificate of Incorporation with respect to the Company Manager in the form of Exhibit "Q" annexed hereto and made a part hereof (collectively, the "Corporate Amendment Agreements"), executed by Seller (where applicable), and (II) the Company shall have issued to Purchaser the Preferred Membership Interests;

(iv)   Seller will, within five (5) days prior to Closing, supply Purchaser with (x) a determination from the Illinois Department of Revenue that neither Seller nor the Company owes taxes which are subject to the provisions of Section 902(d) of the Illinois Income Tax Act and companion provisions of the Illinois Retailers Occupation Tax Act or that this transaction is exempt from the provisions of said Acts, and (y) a determination from the City of Chicago Department of Revenue that neither Seller nor the Company owes taxes which are subject to the provisions of Section 3-4-140 of the Uniform Revenue Procedures Ordinance or that this transaction is exempt from the provisions of said Acts.

(v)   The Lender Consent, together with all consents required pursuant to the terms of Section 8(a)(iv) and Section 8(a)(vii) hereof;

(vi) Tenant Estoppel Certificates in the form of Exhibit "R" annexed hereto and made a part hereof (each, a "Tenant Estoppel Certificate") (containing the information required thereby (it being understood and agreed that (x) not later than March 15, 2002, Seller shall forward a completed copy of the Tenant Estoppel Certificates to Purchaser for Purchaser's review and approval, and (y) not later than April 1, 2002, Seller shall deliver such approved Tenant Estoppel Certificates to Tenants) and without modification by the Tenant) executed by each Tenant and dated not earlier than thirty (30) days prior to the Closing Date. If Seller is unable to deliver all of the Tenant Estoppel Certificates, other than the Required Tenant Estoppels (as hereinafter defined) for whom Seller must deliver Tenant Estoppel Certificates as a condition to Closing, then Purchaser agrees to accept, if Seller so requests, a like estoppel certificate from Seller regarding the Leases for which Tenant Estoppel Certificates have not been obtained, other than the Required Tenant Estoppels; if Seller is unable to deliver Tenant Estoppel Certificates and/or its estoppel certificates in compliance with the foregoing, then Purchaser may either waive such requirement or terminate this Agreement as provided for in Section 13(b);

(vii) Current certificate issued by a company reasonably acceptable to Purchaser reflecting no Uniform Commercial Code filings, chattel mortgages, assignments, pledges, or other encumbrances have been filed (other than with respect to the First Loan Document) in the offices of the Secretary of State of the States of Delaware and Illinois or in the offices of the County Clerks of Cook County, Illinois and New Castle County, Delaware, together with good standing certificates for Seller, the Company and the Company Manager dated no earlier than two (2) business days prior to the Closing Date from the State of Delaware and certificates of authority for the Company and the Company Manager from the State of Illinois;

(viii) Evidence satisfactory to Purchaser and the Title Company that the persons executing and delivering the Closing documents on behalf of Seller, the Company and the Company Manager have full right, power and authority to do so;

(ix) A certificate executed by Seller stating that, as of the Closing Date, except as described therein, each of Seller's representations and warranties set forth in Section 7(a) is true, correct, and complete in all respects; provided, however, that if any representation or warranty set forth in Section 7(a) is no longer true and correct in all material respects, Purchaser shall have the right to terminate this Agreement, whereupon the provisions of Section 13(b) hereof shall apply;

(x) A certificate meeting the requirements of Section 1445 of the Internal Revenue Code of 1986, stating that Seller is not a "foreign person";

(xi) An updated Tenant Rent Roll (including delinquency report), dated no earlier than thirty (30) days prior to the Closing Date, certified by Seller as being true, correct and complete (other than in de minimus respects);

(xii) An estoppel from all parties obligated under the CC&Rs listed with an asterisk on Exhibit "S" hereto, in form and substance reasonably acceptable to Purchaser, indicating that all parties to such CC&Rs are in material compliance thereunder and, to the parties' knowledge, that there are no defaults thereunder or conditions that with notice or the passage of time or both would constitute a default thereunder; it being understood and agreed that (i) not later than March 14, 2002, Seller shall forward a completed copy of such estoppel certificates to Purchaser for Purchaser's review and approval, (ii) not later than March 15, 2002, Seller shall deliver such approved estoppel certificates to the parties to such CC&Rs, and (iii) if Seller is unable to deliver estoppel certificates with respect to the CC&Rs listed as items 8, 9 or 10 on Exhibit "S" hereto on or before April 1, 2002, then Purchaser may either waive the requirement to obtain an estoppel with respect to the CC&Rs listed as items 8, 9 or 10 on Exhibit "S" (and upon such waiver, obtaining such estoppel certificates shall no longer be a required delivery hereunder) or terminate this Agreement as provided in Section 13(b) (it being understood and agreed that delivery of all other estoppel certificates under this clause (xii) shall remain Seller's requirement on or before Closing).

(xiii)   A closing statement reflecting all of the financial aspects of the transaction (the "Closing Statement") executed by Seller and the Company;

(xiv)   Any transfer declaration or other documentation or forms required to comply with any state and/or local transfer tax requirements as to the transactions contemplated by this Agreement (the "Transfer Tax Forms"), executed by Seller;

(xv)   The Property Management Agreement and the Leasing Agreement in the form of Schedule "IV" hereto executed by the Company and the Property Manager;

(xvi)   An estoppel certificate in form, scope and substance reasonably satisfactory to Purchaser, from the operator of the parking facility at the Property;

(xvii)   An estoppel certificate in form, scope and substance reasonably satisfactory to Purchaser from Tishman Speyer/Travelers Real Estate Venture, L.P. with respect to its "Guaranty" as described and defined in the Tishman Contract;

(xviii)   The resignation of all officers and directors of the Company and the Company Manager other than James Ingram and Marshall Loeb, together resolutions appointing F. Jonathan Dracos (Vice President), John R. Fraser (Vice President) and Edward G. Lord (President) as officers of the Company and the Company Manager;

(xix)   All documents and instruments necessary to change the signatories to all accounts of the Company and the Company Manager; and

(xx)   Such other instruments as are reasonably requested by Purchaser to effectuate the conveyance of the Interests.

(b)   Purchaser shall deliver or cause to be delivered to Seller the following:

(i)   Funds, by wire transfer, in the amount of the Purchase Price and the Preferred Membership Purchase Price as specified in Section 2, adjusted in accordance with Sections 2(b), 9(c) and 9(e) hereof;

(ii)   Evidence satisfactory to Seller and the Title Company that the person executing the Closing documents on behalf of Purchaser has full right, power, and authority to do so;

    (iii) The Membership Assignment, executed by Purchaser;

    (iv) The Corporate Amendment Agreements, executed by Purchaser (where applicable);

    (v) The Closing Statement, executed by Purchaser;

    (vi) The Transfer Tax Forms, executed by Purchaser; and

    (vii) The Lender Consent.

  (c) All state and local transfer taxes (excluding those set forth in Section 2(b) (vii) above), all recording fees**,** all costs, expenses and fees associated with obtaining the consents and approvals described in Section 8(vii) hereof, and one half of the escrow fees that are incurred or payable as a result of the transactions contemplated by this Agreement shall be paid by Seller. Purchaser shall pay for the costs of the Title Policy and New Survey, any third party reports commissioned by Purchaser and one half of the escrow fees that are incurred or payable as a result of the transactions contemplated by this Agreement. At the Closing, (I) all costs, expenses (including, without limitation, attorneys' fees and expenses) and fees (which costs, expenses and fees shall be subject to the approval of Purchaser and Seller in their sole and absolute discretion) associated with obtaining the Lender Consent and the Rating Agency Confirmations, and (II) attorney's fees and expenses for Purchaser's special mezzanine counsel, in each case, shall be paid pro rata by Purchaser and Seller (70% by Purchaser, and 30% by Seller).

  (d) **[Intentionally Blank]**.

  (e) At Closing, unless otherwise directed by Purchaser, the Title Company shall return the Earnest Money to Purchaser. Purchaser shall have the right at any time prior to Closing to direct the Title Company to apply the Earnest Money against the Purchase Price at Closing.

  Section 10. **Commissions**. Seller hereby represents to Purchaser that it has not contacted or agreed to pay any agent, broker or other similar party other than JP MorganChase with respect to the transactions contemplated by this Agreement. Seller (without any contribution from or liability to the Company or Purchaser) may, at its sole cost and expense, with funds received pursuant to the terms of Section 2(b)(ix) hereof, pay itself an acquisition fee upon the complete consummation of the Closing. Seller has agreed, pursuant to a separate written agreement, to pay any and all brokerage fees and other compensation to JP MorganChase due and/or payable in connection with the transactions contemplated by this Agreement now or in the future. Seller hereby agrees to indemnify, defend, and hold Purchaser harmless from the claims of any agent, broker or other similar party claiming by, through or under Seller, the Company and/or the Company Manager, including any claims for brokerage, commission, finders, or other fees relative to this Agreement or the sale and/or issuance of the Interest, and all court costs, attorneys' fees, and other expenses arising therefrom, and alleged to be due by authorization of

Seller, the Company and/or the Company Manager. The provisions of this Section 10 shall survive the Closing.

Section 11. Additional Operating Covenants of Seller.

(a)   **Interim Operation of the Property**. Seller agrees that during the period between the date hereof and the Closing:

(i)   Seller will manage or cause to be managed the Property in accordance with all applicable Legal Requirements and under policies substantially similar to those existing prior to the date hereof and shall continue to offer services and amenities in accordance with past practices; provided, however, that prior to the Closing Date Seller shall not take any of the following actions without the prior written consent of Purchaser, which consent Purchaser shall not unreasonably withhold, delay or condition: (I) enter into any new Lease with respect to all or any portion of the Improvements; (II) consent to or disapprove any agreements with any subtenant or assignee proposed by any Tenant; (III) modify, amend or supplement any Lease or agree to the renewal, modification, surrender or early termination of any Lease; (IV) accept any advance payment of any rent under any Lease greater than one month in advance; or (V) waive, reduce or forgive any rent required to be paid under any Lease or any other material term of any Lease;

(ii)   The Improvements, Personalty and other items comprising the Property will be maintained in as good condition and state of repair as that existing on the date hereof, subject, however, to normal wear and tear and the provisions of Section 12 hereof;

(iii)   Seller will maintain the Insurance Policies from the date hereof through the Closing Date or earlier termination of this Agreement;

(iv)   Subject to the prorations described in Section 2(b) hereof, Seller will cause to be paid all trade accounts and costs and expenses of operation and maintenance of the Property incurred or attributable to a period prior to the Closing;

(v)   Prior to the Closing Date, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned, Seller will not enter into any new agreement with respect to the operation or maintenance of any portion of the Property or assume any contract, agreement, obligation or commitment related to the Property at or prior to Closing, and will not amend, terminate or waive any right under any existing Property Agreement;

(vi)   Seller will not further encumber or permit encumbrance of the Property in any manner;

(vii)   Seller will not cause or permit any material adverse change in the financial position, assets, or earnings of the Company and/or the Property; and

(ix)   Seller shall not enter into (or permit the Company or any of Seller's affiliates to enter into any agreement or arrangement, including, without limitation, any term sheet, letter of intent, contract or like agreement) for or relating to the purchase of the Property or any part thereof or the Interests or the lease of all or substantially all of the Property from any person other than Purchaser; it being understood and agreed that if Seller breaches the covenant set forth in this Section 11(a)(ix), then, in such event, in addition to any other right or remedy of Purchaser, Seller shall reimburse Purchaser, up to $250,000, for all of Purchaser's out-of-pocket costs and expenses in connection with the transactions contemplated by this Agreement.

(b) **First Loan Documents.** Seller shall cause the Company to comply with all of the terms, covenants and conditions of the First Loan Documents. Seller shall not permit any amendment, modification or supplement of the First Loan Documents.

(c) **[Intentionally Blank].**

(d) **Tax Matters**.

(i) Seller shall be responsible for filing the Company's U.S. Return of Income (IRS Form 1065) for 2001 and for the short tax year of the Company beginning on January 1, 2002, and ending at midnight on the Closing Date (the "Pre-Closing Tax Period"). Seller is duly authorized to sign and file such return, and if deemed necessary and requested by Seller, such authorization shall be confirmed in writing by Purchaser's granting Seller an acceptable power of attorney in accordance with Treasury Regulation Section 31.6061-1 and Section 31.6011(a)-7(a). The Company shall make a "Section 754 election" for the Pre-Closing Tax Period.

(ii) "Pre-Closing Date Additional Taxes" as used in this Section 11(d) means an amount equal to any federal, state, local or other taxes (excluding those set forth in Section 2(b) hereof) which are payable by the Company and/or the Company Manager after the Closing Date for tax periods ending before the Closing Date, and Seller agrees to pay the Pre-Closing Date Additional Taxes (it being understood and agreed that if the end of a tax period is not the Closing Date, then, in such event, the Pre-Closing Date Additional Taxes shall include the portion of tax in question attributable to the period prior to the Closing Date). Seller shall indemnify and hold harmless and defend Purchaser from and against any and all actual loss, damage or expense (including reasonable attorneys' fees and court costs) or punitive damages suffered by Purchaser resulting from Pre-Closing Date Additional Taxes.

Section 12. **Destruction, Damage, or Taking Before Closing**. If, before Closing, all or any material part of the Land, Improvements or Personalty are destroyed or damaged, or become subject to condemnation or eminent domain proceedings, then Seller shall promptly notify Purchaser thereof. Purchaser may elect to proceed with the Closing (subject to the other provisions of this Agreement) by delivering notice thereof to Seller within ten (10) business days of receipt of Seller's notice respecting the damage, destruction, or taking, but the Company shall be entitled to all insurance proceeds or condemnation awards payable as a result of such damage or taking (and shall receive a credit at Closing for the amount of any deductible under any Insurance Policies) and, to the extent the same may be necessary or appropriate, Seller shall assign to the Company at Closing Seller's rights to such proceeds or awards. If, within ten (10) business days of receipt of Seller's notice respecting the damage, destruction, or taking, Purchaser notifies Seller of its intent to terminate this Agreement, or if Purchaser gives no notice within such period, then Purchaser shall be deemed to have terminated this Agreement pursuant to Section 13(b). For the purposes of this Section 12, damage or a taking shall be considered to be "material" if (x) the value of the portion of the Land, Improvements, or Personalty damaged or taken exceeds one million dollars ($1,000,000) in value, or, in the case of a taking, if the portion of the Land, Improvements, or Personalty taken are such that they, in Purchaser's sole but reasonable discretion, materially adversely affect the ability to use the remainder for the purposes for which they are presently used, and/or (y) the amount of deductible applicable under the Company's insurance policy is unacceptable to Purchaser. The Closing Date shall be extended to the extent necessary to comply with the timing requirements of this Section 12.

Section 13. **Termination and Remedies**.

(a)   If Purchaser is required to close hereunder and fails (after written notice from Seller and a reasonable opportunity to cure such failure, not to exceed twenty (20) days) to consummate the purchase of the Property pursuant to this Agreement for any reason other than termination hereof pursuant to a right to do so set forth herein, then Seller, as its sole remedy, may terminate this Agreement by notifying Purchaser thereof, in which event the Title Company shall, within five (5) business days following notice to Purchaser, deliver the Earnest Money to Seller as liquidated damages, whereupon neither Purchaser nor Seller shall have any further rights or obligations hereunder, except those which expressly survive the termination of this Agreement.

(b)   If Purchaser terminates this Agreement pursuant to a right to do so set forth herein, including, without limitation, any termination pursuant to Sections 6, 7, 8 or 12 hereof, then, in such event, no later than five (5) business days thereafter, the Title Company shall return the Earnest Money (to the extent Purchaser has previously delivered the Earnest Money to the Title Company) to Purchaser, whereupon neither party hereto shall have any further rights or obligations hereunder, except those which by the terms of this Agreement survive the termination of this Agreement. Seller and Purchaser each hereby authorize and direct the Title Company to return the Earnest Money to Purchaser upon receipt of written notice from Purchaser stating that Purchaser has terminated this Agreement pursuant to a right to do so and that the Earnest Money is to be returned to Purchaser upon receipt of such a written notice, and without any further notices, authorizations or directions from Seller or any third party, the Title Company shall promptly return the Earnest Money to Purchaser.

(c)   If Seller fails to consummate the sale of the Property pursuant to this Agreement for any reason other than Purchaser's failure to perform its obligations hereunder or termination hereof by Purchaser pursuant to a right to do so set forth herein, then Purchaser may, as its exclusive remedies therefor: (1) terminate this Agreement by notifying Seller thereof, in which case the Title Company shall return the Earnest Money to Purchaser and neither party hereto shall have any further rights or obligations hereunder, except those which by the terms of this Agreement expressly survive the termination of this Agreement; or (2) seek and receive specific performance of the obligations of Seller hereunder; provided, however, that notwithstanding anything contained herein to the contrary, if Seller intentionally or willfully takes any action or fails to take any action which results in (x) a default by Seller under this Agreement, (y) a breach of any representation, warranty or certification under this Agreement, or (z) the failure of any condition to Purchaser's obligation to close the transaction contemplated by this Agreement, then, in any such event, Purchaser shall be entitled to seek and receive any and all out-of-pocket costs and expenses (including, without limitation, legal fees and expenses), up to $250,000, incurred by Purchaser in connection with the transactions contemplated by this Agreement.

(d)   **IF THE SALE IS NOT CONSUMMATED DUE TO ANY DEFAULT (AFTER WRITTEN NOTICE AND A REASONABLE OPPORTUNITY TO CURE SUCH DEFAULT) BY PURCHASER HEREUNDER, THEN SELLER SHALL RETAIN THE EARNEST MONEY AS LIQUIDATED DAMAGES, WHICH RETENTION SHALL OPERATE TO TERMINATE THIS AGREEMENT AND RELEASE BUYER FROM ANY AND ALL LIABILITY HEREUNDER. THE PARTIES HAVE AGREED THAT SELLER'S ACTUAL DAMAGES, IN THE EVENT OF A FAILURE TO CONSUMMATE THIS SALE DUE TO PURCHASER'S DEFAULT (AFTER WRITTEN NOTICE AND A REASONABLE OPPORTUNITY TO CURE SUCH DEFAULT), WOULD BE EXTREMELY DIFFICULT OR IMPRACTICABLE TO DETERMINE. AFTER NEGOTIATION, THE PARTIES HAVE AGREED THAT, CONSIDERING ALL THE CIRCUMSTANCES EXISTING ON THE DATE OF THIS AGREEMENT, THE AMOUNT OF THE EARNEST MONEY IS A REASONABLE ESTIMATE OF THE DAMAGES THAT SELLER WOULD INCUR IN SUCH EVENT. BY PLACING THEIR INITIALS BELOW, EACH PARTY SPECIFICALLY CONFIRMS THE ACCURACY OF THE STATEMENTS MADE ABOVE AND THE FACT THAT EACH PARTY WAS REPRESENTED BY COUNSEL WHO EXPLAINED, AT THE TIME THIS AGREEMENT WAS MADE, THE CONSEQUENCES OF THIS LIQUIDATED DAMAGES PROVISION. SELLER AGREES TO WAIVE ALL OTHER REMEDIES AGAINST PURCHASER WHICH SELLER MIGHT OTHERWISE HAVE AT LAW OR IN EQUITY BY REASON OF SUCH DEFAULT BY PURCHASER. THE PAYMENT OF THE EARNEST MONEY TO SELLER BY REASON OF A DEFAULT BY PURCHASER AS LIQUIDATED DAMAGES IS NOT INTENDED TO BE A FORFEITURE OR PENALTY, BUT IS INTENDED TO CONSTITUTE LIQUIDATED DAMAGES TO SELLER.**

Seller's Initials: _____   Purchaser's Initials: _____

(e)   If the Title Company receives a written notice of objection as set forth above, it shall continue to hold the Earnest Money until otherwise directed in writing by Purchaser and Seller, or by a final court order.

Section 14. **<u>Notices</u>**.

(a)   All notices, demands, requests, consents and waivers under this Agreement shall be in writing, shall refer to this Agreement and shall be (i) delivered personally, (ii) sent by registered or certified mail, postage prepaid, return receipt requested, (iii) sent by a nationally recognized overnight courier, or (iv) sent by telecopier, with written confirmation of the receipt of such telecopy, addressed as set forth below. If delivered personally, any notice shall be deemed to have been given on the first (1st) business day on or after the date delivered or refused. If mailed, any notice shall be deemed to have been given on the earlier to occur of the first (1st) business day on or after the date of delivery or the third (3rd) business day after such notice has been deposited in the U.S. mail in accordance with this Section 14(a). If sent by overnight courier, any notice shall be deemed to have been given on the first (1st) business day on or after the date following the date such notice was delivered to or picked up by the courier. If sent by telecopier, any notice shall be deemed to have been given (I) on the first (1st) business day on or after the date sent, if confirmation of receipt hereof is given on or before 5:00 p.m.

(New York City time), or (II) on the next business day, if confirmation of receipt thereof is given after 5:00 p.m. (New York City time). Copies of all notices shall be given in accordance with the above as follows:

If to Seller, to:	Parkway Properties LP One Jackson Place, Suite 1000 Jackson, MS 39201 Attention: Marshall Loeb and James Ingram Telephone: (601) 948-4091 Facsimile: (601) 949-4077
With a copy to:	Forman Perry Watkins Krutz & Tardy, PLLC One Jackson Place, Suite 1200 188 East Capitol Street Jackson, MS 39201 Attention: Steven M. Hendrix Telephone: (601) 960-8600 Facsimile: (601) 960-8609
If to Purchaser, to:	Investcorp International, Inc 280 Park Avenue, 37th Floor New York, NY 10017 Attention: F. Jonathan Dracos Telephone: (212) 599-4700 Facsimile: (212) 983-7073
With a copy to:	Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10016 Attention: David J. Furman, Esq. Telephone: (212) 351-3992 Facsimile: (212) 351-4035

Either party hereto may change its address for notice by giving three days prior written notice thereof to the other party.

(b)   Any counsel designated above or any replacement counsel which may be designated respectively by either party or such counsel by written notice to the other party is hereby authorized to give notices hereunder on behalf of its respective client.

Section 15. **Assigns; Beneficiaries**. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and assign. This Agreement is for the sole benefit of Seller and Purchaser, and no third party is intended to be a beneficiary of this Agreement. Purchaser may only assign its rights hereunder to an affiliate of Purchaser; provided, however, that Purchaser shall not thereafter be relieved from any obligation under this Agreement.

Section 16. **Governing Law**. This Agreement shall be governed and construed in accordance with the laws of the State of Illinois.

Section 17. **Entire Agreement**. This Agreement (including, without limitation, the exhibits and schedules hereto) is the entire agreement between Seller and Purchaser concerning the sale and/or issuance of the Interests, and no modification hereof or subsequent agreement relative to the subject matter hereof shall be binding on either party unless reduced to writing and signed by the party to be bound. This Agreement supersedes and replaces any letters of intent between Purchaser and Seller. All Exhibits and Schedules attached hereto are incorporated herein by this reference for all purposes.

Section 18. **Rule of Construction; No Waiver**. Purchaser and Seller acknowledge that each party has reviewed this Agreement and that the rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments hereto. No provision of this Agreement shall be deemed to have been waived by either party unless the waiver is in writing and signed by that party. No custom or practice which may evolve between the Purchaser and Seller during the term of this Agreement shall be deemed or construed to waive or lessen the right of either of the parties hereto to insist upon strict compliance of the terms of this Agreement.

Section 19. **No Assumption of Liabilities**. Notwithstanding any provision contained in this Agreement to the contrary, this Agreement is intended as and shall be deemed to be an agreement for the sale of interests and none of the provisions hereof shall be deemed to create any obligation or liability of any party to any person or entity that is not a party to this Agreement, whether under a third-party beneficiary theory, laws relating to transferee liabilities or otherwise. Except as specifically provided otherwise in this Agreement, Purchaser shall not assume and shall not discharge or be liable for any debts, liabilities or obligations of Seller including, but not limited to, any (a) liabilities or obligations of Seller to its creditors, shareholders or owners, (b) liabilities or obligations of Seller with respect to any acts, events or transactions occurring prior to, on or after the Closing, (c) liabilities or obligations of Seller for any federal, state, county or local taxes, or (d) any contingent liabilities or obligations of Seller, whether known or unknown by Seller or Purchaser. Except as otherwise provided in this Agreement, Purchaser shall have no duty whatsoever to take any action or receive or make any payment or credit arising from or related to any services provided or costs incurred in connection with the management and operation of the Property or any business conducted on the Property prior to the Closing, including, but not limited to, any matters relating to cost reports, collections, audits, hearings, or legal action arising therefrom. The terms of this Section shall survive the Closing.

Section 20. **Seller's Indemnity**. Supplementing any other indemnity set forth in, or contemplated by, this Agreement, as additional consideration for Purchaser's purchasing the Property and paying the Purchase Price to Seller, Seller hereby covenants and agrees to indemnify, defend and hold Purchaser (together with its partners, officers, directors, agents, contractors, employees and representatives and any partner of the foregoing) harmless from and against all claims, demands, causes of actions, judgments, damages, costs and expenses (including, without limitation, attorneys' fees and court costs), deficiencies, settlements and investigations which relate to matters, actions or omissions (i) arising or occurring on or before the Closing but after June 23, 2001, which arise out of or are based upon any accident, injury, death or damage whatsoever caused to any person or entity or loss of property occurring in or about the Property or any part thereof, or on any other property connected with or adjacent thereto, and (ii) any and all state and local transfer taxes due and/or payable in connection with the transactions contemplated by this Agreement. Any liability of Seller under this Section 20 shall arise only after recovery of any insurance proceeds available (it being understood and agreed that Seller shall pay any and all costs and expenses (including, without limitation, attorneys' fees and expenses) to obtain any such proceeds and all deductibles under all insurance policies). To the extent required by any insurance policy, Purchaser shall waive any rights of subrogation to Seller with respect to any claims it may have under this Section 20. The terms of this Section shall survive the Closing.

Section 21. **Public Disclosure.** Unless otherwise required by Legal Requirements upon the advice of legal counsel (in which case, the disclosing party shall first consult with the other party prior to making any disclosure), Seller, the Company, the Company Manager and Purchaser shall not make any disclosure (whether or not in response to any inquiry) of the subject matter of this Agreement or the transactions contemplated hereby, including any public announcement or press release regarding the subject matter of this Agreement or the transactions contemplated thereby unless approved by Purchaser and Seller, prior to release.

Section 22. **Intentionally Blank**.

Section 23. **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

Section 24. **Intentionally Blank**.

Section 25. **Waiver of Jury Trial**. The parties hereto waive a trial by jury of any and all issues arising in any action or proceeding between them or their successors under or connected with this Agreement or any of its provisions and any negotiations in connection herewith.

Section 26. **Section 6045**. For purposed of Section 6045(e) of the Internal Revenue Code, Seller shall be the "real estate reporting person" as defined in such section and shall file the return contemplated by Section 6045(a) of the Internal Revenue Code. The terms of this Section shall survive the Closing.

Section 27. **Prevailing Party.** If any party hereto brings any action or suit against another party hereto by reason of any breach of any of the agreements or provisions of this Agreement, then, in such event, the prevailing party, as determined in such action or suit, shall be entitled to have and recover from the other party or parties all costs and expenses of such action or suit, including, without limitation, reasonable attorneys' fees and expenses resulting therefrom; it being understood and agreed that the determination of the prevailing party shall be included in the matters which are the subject of such action or suit. The terms of this Section shall survive the Closing.

Section 28.   **Further Assurances.** Upon the written request of any party hereto, from time to time, from and after the date hereof, the other parties shall do, execute, acknowledge and deliver, at the sole cost and expense of the requesting party, such further acts, deeds, conveyances, assignments, notices of assignment or transfer and assurances as are reasonably necessary in order to better assure, convey, grant, assign, transfer and confirm upon the requesting party the rights now or hereafter intended to be granted under this Agreement or any other instrument executed in connection with this Agreement; provided, however, no party shall be obligated to provide any further assurance that would materially increase the liabilities or obligations of such party hereunder or materially reduce the rights and benefits of such party hereunder. The terms of this Section shall survive the Closing.

Section 29.   **Headings**. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

Section 30.   **Amendment.** This Agreement may not be amended or supplemented except in writing executed by the party against whom enforcement is sought.

Section 31.   **Defined Terms**. The following initially capitalized terms used in this Agreement shall have the meanings assigned to such terms below:

"Authority" means all federal, state and local governmental and quasi-governmental bodies, boards, commissions and agencies having jurisdiction over the Property or any part thereof, the Interests, Seller, Purchaser, the Company and/or any of the Company Manager.

"Books and Records" means any of the following items which are in the possession of or under the control of any of the Company, the Company Manager, Seller or any affiliate of Seller: all accounting, tax, financial, and other books and records (including tax returns) maintained in connection with the renovation, construction, use, maintenance, repair, leasing and operation of the Property or any part thereof or any of the Company or the Company Manager.

"Burrell Lease" means that certain Lease between Parkway 233 North Michigan, LLC and Burrell Communications Group, LLC, dated January 24, 2002.

"CC&Rs" means the items listed on Exhibit "S" annexed hereto and made a part hereof.

"Clear Channel Lease" means that certain Lease between Parkway 233 North Michigan, LLC and Clear Channel Broadcasting, Inc., dated December 28, 2001.

"Crescent City Lease" means that certain Lease between Parkway 233 North Michigan, LLC and JWK, Inc. d/b/a Crescent City Beignets, dated July 24, 2001.

"Employment Contracts" means any employment contracts, operating agreements, consulting agreements, listing agreements, sales agency contracts, advertising contracts, licensing agreements, union contracts, labor agreements, collective bargaining agreements, pension plans (ERISA qualified or otherwise), profit sharing plans (ERISA qualified or otherwise) and employee benefit plans (ERISA qualified or otherwise), together with all supplements, amendments and modifications thereto, relating to or affecting the Property or any part thereof or the Company.

"Improvements" means buildings and improvements located on the Land, including, without limitation, the building commonly known by the street address 233 North Michigan Avenue, Chicago, Illinois.

"Land" means the tracts or parcels of land situated in the City of Chicago, County of Cook, Illinois, described in Exhibit "T" annexed hereto and made a part hereof, together with all rights and interests appurtenant thereto, including all of the Company's right, title, and interest in and to adjacent streets, alleys, rights-of-way, and any adjacent strips and gores of real estate.

"Larry Gordon Lease" means that certain Lease between TST 233 N. Michigan, L.L.C. and Larry Gordon Agency, Inc. dated April 20, 1999, as amended by a First Amendment to Lease dated October 25, 2000, and as amended by a Second Amendment to Lease dated January 22, 2002

"Legal Requirements" means all zoning, building, health, traffic, environmental, flood control, fire safety, handicap and other applicable laws, regulations, ordinances and rulings of all local, state and federal Authorities and any other governmental entity having jurisdiction over the Property or any portion thereof, the Interests, Seller, the Company and/or the Company Manager.

"Property" means collectively the Land, Improvements, Personalty, Leases, Deposits, Plans and Specifications, Property Agreements, Warranties, Licenses, Marketing Materials and any and all) other property (real, personal or mixed), owned or held by the Company that relates to the design, construction, ownership, use, leasing, maintenance, service or operation of any of the foregoing.

"Property Manager" means Parkway Realty Services LLC, a Delaware limited liability company.

"Tishman Contract" means that Certain Purchase and Sale Agreement, dated as of May 18, 2001, between T&T 233 N. Michigan, L.L.C. and PPLP, as amended and assigned.

"Required Tenant Estoppels" means Tenant Estoppel Certificates executed and delivered, without modification, by (a) the following Tenants (as identified on the Tenant Rent Roll):

1. All GSA leases covering 189,316 sq. ft (in the form specified in its Lease);
2. Seven Worldwide, Inc.;
3. United Healthcare;
4. Young & Rubicam;
5. The CIT Group, Inc.;
6. World Book, Inc.;
7. AHIMA (American Health Information Management Association);
8. CB Richard Ellis, Inc.;
9. BDO Seidman, LLP;
10. CCC Information Services;
11. Burrell;

12   Equitable Life Assurance; and

13.   Clear Channel Communications,

(b) Tenants under Leases on the remaining office premises comprising not less than 75% of the remaining total leased rentable square feet (excluding the major tenants listed above), in the aggregate, of the remaining office portion of the Improvements, and (c) 50% of the total leased rentable square feet of the retail portion of the Improvements.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereof as of the date first set forth above.

SELLER:

PARKWAY PROPERTIES LP
a Delaware limited liability partnership

By: Parkway Properties General Partners, Inc.
       a Delaware corporation. its General Partner
       By: _____
       Name:
       Title:

       By: _____
       Name:
       Title:

PARKWAY PROPERTIES, INC.
a Maryland corporation

       By: _____
       Name:
       Title:

       By: _____
       Name:
       Title:

PURCHASER:
CHICAGO OFFICEINVEST, LLC

By: _____
       Name:
       Title:

THE COMPANY AND THE COMPANY MANAGER HEREBY ACCEPT ALL OF THE TERMS, COVENANTS AND CONDITIONS OF THIS AGREEMENT AND AGREE TO EXECUTE AND/OR DELIVER ALL DOCUMENTS AND INSTRUMENTS REQUIRED OF THE COMPANY AND THE COMPANY MANAGER, AS THE CASE MAY BE, AS CONTEMPLATED BY THIS AGREEMENT:

COMPANY:

PARKWAY 233 NORTH MICHIGAN, LLC,
a Delaware limited liability company

By: _____
                  Name:
                  Title:

By: _____
                  Name:
                  Title:

COMPANY MANAGER:

PARKWAY 233 NORTH MICHIGAN MANAGER, INC.,
a Delaware corporation

By: _____
                  Name:
                  Title:

By: _____
                  Name:
                  Title:

JOINDER BY TITLE COMPANY

The undersigned, Chicago Title Insurance Company, referred to in the foregoing Agreement as the "Title Company," hereby acknowledges receipt of a fully executed copy (or executed counterparts) of the foregoing Agreement on this _____ day of March 2002, and, subject to the terms of Schedule "III" annexed hereto and made a part hereof, accepts the obligations of the Title Company as set forth therein, and certifies that it has this day executed all of the same and transmitted one fully executed copy (or copy with counterpart execution pages) of the Agreement to both the Seller and Purchaser, at their respective notice addresses as set forth in the Agreement. The Title Company hereby agrees that upon receipt of the Earnest Money, it will, except as otherwise directed in writing by Purchaser and Seller, hold and invest the Earnest Money solely as directed in this Agreement (including, without limitation, Schedule "III" hereto)and distribute the Earnest Money solely in accordance with the terms and provisions hereof.

CHICAGO TITLE INSURANCE COMPANY

By: _____

Name: _____

Title: _____

The Title Company hereby acknowledges receipt of the Deposit in the amount of $2,000,000 described in the foregoing Agreement on this _____ day of _____, 2002.

CHICAGO TITLE INSURANCE COMPANY

By: _____

Name: _____

Title: _____

Schedule of Exhibits And Schedules

Exhibits

A	-	Description of Personalty
B	-	Additional Due Diligence Materials
C	-	Copy of First Loan Documents
D	-	List of Common Membership Interests
E	-	List of Officers, Directors and Committees
F	-	Corporate Documents
G	-	Financial Statements
H	-	Tax Returns and Tax Election
I	-	Tenant Rent Roll
J	-	List of Property Agreements, Equipment Leases, Warranties and Licenses
K	-	Litigation
L-1	-	List of Brokerage Agreements
L-2	-	Brokerage Commissions
L-3	-	Other Tenant Inducements Costs
M	-	Bank Accounts and Signatories
N	-	Insurance
O	-	**[Intentionally Blank]**
P	-	Form of Memberhips Assignment
Q	-	Form of Corporate Amendment Agreements
R	-	Form of Tenant Estoppel Certificate
S	-	List of CC&Rs
T	-	Legal Description of Land

Schedules

1	-	Additional Apportionments
2	-	Form of Tenant Rent Roll
3	-	List of Accounts, Escrows, Reserves and Collateral
I	-	Employment Contracts
II	-	Notices
III	-	Escrow Conditions
IV	-	Property Management Agreement and Leasing Agreement
V	-	Tenant Inducement Costs For Clear Channel Lease, Burrell Lease and Larry Gordon Lease
VI	-	Putative Source and Uses
VII	-	Third-Party Reimbursement Schedule

EXHIBIT A

Description of Personalty

EXHIBIT B

Additional Due Diligence Materials

(1)   third party engineering reports (including foundation, walls, roofs and supports, if any), roof reports, an ADA compliance report and mechanical reports (including HVAC) for the Land (as hereinafter defined) and Improvements (as hereinafter defined); to the extent available, a summary of any repair or capital improvements within the five-year period preceding the date hereof;

(2)   a third party environmental report of the Land and Improvements, including soils tests and asbestos reports;

(3)   evidence of compliance with applicable Legal Requirements (as hereinafter defined), including, without limitation, copies of all certificates of occupancy issued by any Authority (as hereinafter defined) with respect to the Improvements (including, without limitation, shell building and Tenant spaces) and any other portion of the Property for which certificates of occupancy are required to be delivered under applicable law, and copies of all other permits and licenses with respect to the Property other than those relating to tenant space;

(4)   most recent financial statements and credit information reports on each Tenant and any guarantor of any Lease or rents, as available;

(5)   current operating and capital budgets for the Property, including, without limitation, comparison of actual to budgeted results and an explanation of significant variances;

(6)   a complete and itemized list of all repairs to the Property, if any, performed during the calendar year 2001 after June 23, 2001;

(7)   copies of all real property tax and assessment bills (including regular and special assessments) for the two-year period preceding the date hereof, together with evidence of payment of each;

(8)   a receivables report dated up to December 31, 2001 and monthly receivables reports for the six-month period preceding the date hereof;

(9)   a list of all litigation pending against the Property, the Company, the Company Manager or, Seller;

(10)   copies of photographs of the Property, if any;

(11)   to the extent available, Tenant annual sales reports for the period since June 23, 2001, and, to the extent available, the 12-month period prior to June 23, 2001, reflecting sales volume for each retail Tenant, Tenant financial reports and/or other credit information;

(12)   to the extent available, correspondence to and from existing Tenants and their

representatives, summaries of conversations and meetings with existing and prospective tenants and their representatives, and a report setting forth the occupancy history of prior tenants;

(13)   copies of all Plans and Specifications that describe or relate to the Improvements, including all architectural floor plans for the Improvements and soil testing reports and reports of environmental or hazardous waste inspections or surveys;

(14)   Any agreements governing the Property's parking facility; and

(15)   All bids received (including, without limitation, those not chosen) by the Company from potential parking operators.

EXHIBIT C

Copy of First Loan Documents

A true, correct and complete copy of the First Loan Documents listed on the attached list has been previously delivered to Purchaser.

EXHIBIT D

List of Common Membership Interests in the Company

1.   PPLP owns 99.9% of the Common Membership Interests.

2.   The Company Manager owns .1% of the Common Membership Interests.

EXHIBIT E

List of Officers, Directors and Committees

1. The Company: None.

2. The Company Manager: See attached list.

EXHIBIT F

Corporate Documents

EXHIBIT G

Financial Statements

EXHIBIT H

Tax Returns and Tax Elections

NONE

EXHIBIT I

Tenant Rent Roll

EXHIBIT J

List of Property Agreements, Equipment Leases,
Warranties and Licenses

EXHIBIT K

Litigation

NONE

EXHIBIT L-1

Brokerage Agreements

EXHIBIT L-2

Brokerage Commissions

EXHIBIT L-3

Other Tenant Inducement Costs

EXHIBIT M

Bank Accounts and Signatories

EXHIBIT N

Insurance

EXHIBIT O

[Intentionally Blank]

Form of Common Membership Assignment

ASSIGNMENT OF MEMBERSHIP INTERESTS

This ASSIGNMENT OF MEMBERSHIP INTERESTS is executed and delivered as of **[March]** __, 2002, by PARKWAY PROPERTIES LP, a Delaware limited partnership ("<u>Assignor</u>"), in favor of CHICAGO OFFICEINVEST, LLC, a Delaware limited liability company ("<u>Assignee</u>").

WITNESSETH

WHEREAS, pursuant to that certain Agreement, dated as of **[March]** __, 2002, among Assignor and Parkway Properties, Inc., as sellers, and Assignee, as purchaser (as may be amended, modified and/or supplemented from time to time, the "<u>Agreement</u>"), Assignor has, among other things, agreed to grant, convey, sell, assign and transfer to Assignee seventy percent (70%) of Assignor's membership interests in Parkway 233 North Michigan, LLC, a Delaware limited liability company (the "<u>Company</u>"), including, without limitation, Assignor's right to profits, losses and distributions, and the right to participate in the management of the business and affairs of the Company (the "<u>Common Membership Interests</u>"), so that following the consummation of this assignment of such Membership Interests from Assignor to Assignee, Assignee shall own sixty-nine and ninety-three hundredths percent (69.93%) of the Common Membership Interests in the Company.

NOW, THEREFORE, for and in consideration of certain good and valuable consideration set forth in the Agreement, the receipt and sufficiency of which is hereby acknowledged, Assignor does hereby grant, convey, sell, assign and transfer unto Assignee, its legal representatives, successors, successors in title and assigns, the Common Membership Interests.

To have and to hold the aforesaid Membership Interests unto Assignee, and the legal representatives, successors, successors in title and assigns of Assignee, forever.

IN WITNESS WHEREOF, Assignor has signed and delivered this instrument as of the date first above written.

<u>ASSIGNOR</u>:

PARKWAY PROPERTIES, LP
a Delaware limited liability partnership

By: Parkway Properties General Partners, Inc.
        a Delaware corporation, its General Partner

By: _____
        Name:
        Title:

By: _____
        Name:
        Title:

EXHIBIT Q

Corporate Amendment Agreements

1.   Amended and Restated Operating Agreement: See attached.

2.   Shareholders Agreement: See attached.

3.   Amended and Restated Certificate of Incorporation: See attached.

4.   By-Laws of the Company Manager: To be modified to reflect the terms of 1, 2 and 3 above, in form, scope and substance satisfactory to Purchaser and Seller.

Tenant Estoppel Certificate

March ___, 2002

Parkway 233 North Michigan, LLC
Parkway Properties LP
Parkway Properties, Inc.
c/o Parkway Properties, LP
One Jackson Place, Suite 1000
1888 East Capitol Street
Jackson, Mississippi 39201

Chicago OfficeInvest, LLC
280 Park Avenue, 36th Floor
New York, New York 10017

[NAME AND ADDRESS OF FIRST
LENDER/SERVICER TO BE INSERTED]

  Re: *233 North Michigan Avenue, Chicago, Illinois*
    [PREMISES TO BE INSERTED] *(the "Premises")*

Ladies and Gentlemen:

  It is our understanding that an interest in Parkway 233 North Michigan, LLC ("Landlord"), the current landlord under our lease, may be transferred to Chicago OfficeInvest, LLC (collectively with its affiliates, "Transferee"). The undersigned ("Tenant"), as tenant under that certain lease made with **[TO BE INSERTED]**, as landlord dated _____, which lease has been modified or amended as follows (all modifications or amendments or, if none, so indicated): _____(the "Lease") hereby ratifies the Lease and certifies that:

  (a) the undersigned entered into occupancy of the Premises described in the Lease on or about _____,

  (b) the Lease commencement date was _____;

  (c) the square footage of the Premises described in the Lease is _____;

(d) the fixed rental in the monthly amount of $_____ has been paid by Tenant through _____;

(e) there are no rent abatements or free rent periods now or in the future;

(f) the amount of the current monthly expense reimbursements (including, without limitation, Operating Expenses, Real Estate Taxes, etc.) due under the Lease is equal to _____;

(g) the Lease is in full force and effect and, except as indicated above, has not been assigned, modified, supplemented or amended in any way and the undersigned has no notice of any assignment, pledge or hypothecation by the Landlord of the Lease or of the rentals thereunder;

(h) Tenant has not assigned, pledged, mortgaged, sublet, encumbered or otherwise transferred any of its interest under the Lease except as follows (if none, so indicated): _____; and has received no notice of any assignment, mortgage or encumbrance of the Lease by Landlord;

(i) a true and complete copy of the Lease (including all amendments, modifications, supplements, side letters, surrender, space reduction or rent abatement agreements applicable to such Lease) is attached hereto as Exhibit A;

(j) the Lease represents the entire agreement between the parties with respect to the above space in the above-mentioned building;

(k) the term of the Lease expires on _____;

(l) all construction and other obligations of a material nature to be performed by the Landlord under the Lease have been satisfied, and Tenant has accepted and occupied the leased premises, except as follows (if none, so indicated): _____;

(m) any payments by the Landlord to the undersigned for Tenant improvements which are required under the Lease have been made;

(n) on this date there are no existing defenses or offsets which the undersigned has against the enforcement of the Lease by the Landlord, and no event which with the giving of notice, the passage of time or both would constitute a default under said Lease;

(o) the undersigned is not entitled to any offsets, abatements, deductions or otherwise against the rent payable under the Lease from and after the date hereof, except as follows (if none, so indicate): _____;

(p) no rental (including expense reimbursements), other than for the current month, has been paid in advance;

(q)   the amount of the security deposit presently held under the Lease is (if none, so indicated): $_____;

(r)   the rentals (including expense reimbursements) , under the Lease have been paid through the month of _____;

(s)   the amount of outstanding leasing commissions (if none, so indicated): _____

(t)   the Lease contains, and Tenant has, no outstanding options or rights of first refusal to purchase the leased premises nor any part of the real property of which the leased premise are a part;

(u)   The undersigned hereby certifies that all of the information on Schedule 1 attached hereto and made a part hereof is true, correct and complete.

This estoppel certificate is binding upon the undersigned and its successors and assigns and may be relied upon by you, Transferee and your respective successors and assigns.

Very truly yours,

_____

By: _____

                Name: _____
                Title: _____

SCHEDULE 1

ADDITIONAL INFORMATION

1.   Tenant has _____ options to renew the term of the Lease, each for a period of _____ years. Tenant has not exercised any of the options except as follows: _____. Tenant has no other option or right to renew or extend the Lease, and no right to expand the leased premises to include additional space within the building except as follows: _____.

2.   Tenant has no right to cancel the Lease other than as follows: _____

3.   The rent under the Lease provides for the following increases: _____.

4.   Landlord has no obligation to assume Tenant's liabilities under leases of other premises (whether within the building, on the leased premises or elsewhere) in any case, except as follows: _____.

5.   To Tenant's knowledge, no person has made any claim for any leasing brokerage commissions or similar compensation other than: _____.

6.   There are no actions, whether voluntary or otherwise, pending against Tenant under the bankruptcy or insolvency laws of the United States or any state thereof.

7.   Tenant has not received any notice of any violation of any federal, state, county or municipal laws, regulations, ordinances, orders or directives relating to the use, operation or condition of the leased premises.

8.   The amount of the security deposit (and any other deposit) required under the Lease is $_____.

9.   Tenant's proportionate share is ____%.

10.   Tenant does not and has not contested any rent escalations or additional rent under the Lease and there are no outstanding audits of any rent escalations or additional rent under the Lease.

11.   A true and complete copy of any guaranty of the Lease (and all amendments, modifications and/or supplements thereto), if any, is attached hereto as Exhibit A, and such guaranty is in full force and effect and there have been no claims under such guaranty.

EXHIBIT A

LEASE AND GUARANTY

EXHIBIT S

List of CC&Rs

1. The terms, conditions and obligations set forth in Document nos. 21889519 and 22026775.

2. The terms, conditions and obligations set forth in Document no. 21427900.*

3. The terms, conditions and obligations set forth in Document no. 21654309.

4. The terms, conditions and obligations set forth in Document no. 21654310.*

5. The terms, conditions and obligations set forth in Document no. 21561942.

6. The terms, conditions and obligations set forth in Document nos. 22049163* and 20433466.*

7. The terms, conditions and obligations set forth in Document nos. 22108708 and 22221789.

8. The terms, conditions and obligations set forth in Document nos. 24628953,* 24889230,* and 21889519.*

9. The terms, conditions and obligations set forth in Document no. 24628954.*

10. The terms, conditions and obligations set forth in Document no. 26133433.*

11. The terms, conditions and obligations set forth in Document nos. 17107675 and 21344815.

12. The terms, conditions and obligations set forth in Document no. 20445905.

13. The terms, conditions and obligations set forth in Document no. 18474522.

14. The terms, conditions and obligations set forth in Document no. 22049164.

15. The terms, conditions and obligations set forth in Document no. 22049165.*

16. The terms, conditions and obligations set forth in Document no. 22580829.*

17. The terms, conditions and obligations set forth in Document no. 25268635.

EXHIBIT T

Legal Description of Land

SCHEDULE 1

Additional Apportionments

The following items shall be apportioned subject to and in accordance with Section 2(b)(vii) of this Agreement:

1. Transfer Taxes: $1,292,250.

2. Year One Upfront Capital: $1,050,000.

3. Elevator Upgrades: $131,002.

4. GSA Carpet and Drapes: $20,000.

5. TI and Leasing Reserve under First Loan Documents: $1,458,714.00.

6. Replacement Reserves under First Loan Documents: $192,227.00.

* Items 5 and 6 estimated as of April 30, 2002.

SCHEDULE 2

Form of Tenant Rent Roll

SCHEDULE 3

List of Accounts, Escrows, Reserves and Collateral

SCHEDULE I

Employment Contracts

SCHEDULE II

Notices

SCHEDULE III

Escrow Conditions

CONDITIONS FOR THE TITLE COMPANY'S SERVICE AS ESCROW AGENT:

1.   The Title Company is acting solely as a stakeholder and depository, and is not responsible of liable in any manner whatever for the sufficiency, correctness, genuineness or validity of the subject matter of the escrow, or for the identity or authority of any person executing or depositing it.

3.   Purchaser and Seller agree to jointly and severally indemnify, defend and hold harmless the Title Company from and against any loss, cost, damage, exposure and attorney's fee (collectively called "Expenses") in connection with or in any way arising out of this Agreement, other than expenses resulting from the Title Company's own gross negligence or willful misconduct.

4.   The Title Company shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt authorization, power of attorney or other document Title Company in good faith believes to be genuine and what it purports to be. The Title Company may, at its own expense, consult with legal counsel in the event of any dispute or questions as to the construction of any provisions hereof or its duties hereunder and it shall be fully protected in acting in accordance with the opinion or instructions of such counsel.

5.   In the event of a dispute between Purchaser and Seller, the Title Company may continue to hold the deposits pursuant to the terms hereof, or may, at the joint and several cost of Purchaser and Seller, deposit the same in a court of competent jurisdiction. The Title Company may dispose of the deposits in accordance with a court order, and shall be fully protected if it acts in accordance with any such court order.

6.   Deposits made pursuant to this Agreement may be invested on behalf of any party or parties thereto: provided that any direction to the Title Company for such investment shall be in writing and contain the consent of all other parties to this escrow; and also provided that the writing is on the "INVESTMENT OF ESCROW FUNDS INSTRUCTION" form of Title Company; and a completed and signed W-9 Form accompanies it. Title Company is not to be held responsible for the loss of principal or interest on any investment made pursuant to the aforesaid instruction or in the redemption thereof.

7.   No funds deposited in escrow with Title Company may be wired out of the escrow account unless and until a duly completed and executed "AUTHORIZATION FOR OUTGOING WIRE" form is received for each proposed wire. Execution of this Agreement is deemed an agreement by the parties to complete and execute such "AUTHORIZATION FOR OUTGOING WIRES" as required by Title Company, as escrow agent, in its sole discretion.

SCHEDULE IV

Form of Property Management Agreement
and Leasing Agreement

SCHEDULE V

Tenant Inducement Costs For
Clear Channel Lease, Burrell Lease, Crescent City Lease and
Larry Gordon Lease

SCHEDULE VI

Putative "Sources and Uses"

SCHEDULE VII

Third-Party Report Reimbursement Schedule